UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2014

(FREE TRANSLATION)

CONTENTS

Interim Consolidated Statement of Financial Position

Interim Consolidated Statement of Income by Function

Interim Consolidated Statement of Comprehensive Income

Interim Consolidated Statement of Changes in Equity

Interim Consolidated Statement of Cash Flows - Direct Method

Notes to the Interim Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
VEF	-	STRONG BOLIVAR

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, August 12, 2014

To the Board of Directors and Shareholders of Latam Airlines Group S.A.

We have reviewed the accompanying consolidated interim statement of financial position of Latam Airlines Group S.A. and its subsidiaries as of June 30, 2014, the related consolidated interim statements of income and comprehensive income for the three and six-month periods ended June 30, 2014 and 2013, and the related consolidated interim statements of cash flows and changes in equity for the six-month periods then ended.

Management’s responsibility for the consolidated interim financial statements

The preparation and presentation of these interim financial information in accordance with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards (IFRS) is the responsibility of the Company’s management. This responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim financial information in accordance with the applicable framework for the preparation and presentation of financial information.

Auditor’s responsibilities

Our responsibility is to perform our review in accordance with the Chilean auditing standards applicable for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information, for them to be in conformity with IAS 34 according to the International Financial Reporting Standards.

Santiago, August 12, 2014

Latam Airlines Group S.A.

2

Other matters

On March 17, 2014 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2013 and 2012 of Latam Airlines Group S.A. and its subsidiaries, in which is included the statement of financial position as of December 31, 2013 as presented in the accompanying interim consolidated financial statements, and corresponding notes.

Jonathan Yeomans Gibbons
RUT: 13.473.972-K

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of June 30,	As of December 31,
	Note	2014	2013
		ThUS$	ThUS$
		Unaudited

Current assets
Cash and cash equivalents	6 - 7	1,105,789	1,984,903
Other financial assets	7 - 12	660,058	709,944
Other non-financial assets	13	295,591	335,617
Trade and other accounts receivable	7 - 8	1,467,427	1,633,094
Accounts receivable from related entities	7 - 9	397	628
Inventories	10	253,931	231,028
Tax assets	11	101,372	81,890

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,884,565	4,977,104

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	14	2,542	2,445

Total current assets		3,887,107	4,979,549

Non-current assets
Other financial assets	7 - 12	68,391	65,289
Other non-financial assets	13	353,433	272,276
Accounts receivable	7 - 8	60,838	100,775
Equity accounted investments	16	2,854	6,596
Intangible assets other than goodwill	17	2,223,903	2,093,308
Goodwill	18	3,956,638	3,727,605
Property, plant and equipment	19	10,675,270	10,982,786
Deferred tax assets	20	458,769	402,962

Total non-current assets		17,800,096	17,651,597

Total assets		21,687,203	22,631,146

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of June 30,	As of December 31,
LIABILITIES	Note	2014	2013
		ThUS$	ThUS$
		Unaudited

Current liabilities
Other financial liabilities	7 - 21	1,522,347	2,039,787
Trade and other accounts payables	7 - 22	1,609,260	1,557,736
Accounts payable to related entities	7 - 9	415	505
Other provisions	23	29,220	27,856
Tax liabilities	11	13,127	11,583
Other non-financial liabilities	24	2,771,729	2,871,640

Total current liabilities		5,946,098	6,509,107

Non-current liabilities
Other financial liabilities	7 - 21	7,193,924	7,859,985
Accounts payable	7 - 26	814,655	922,887
Other provisions	23	1,160,027	1,122,247
Deferred tax liabilities	20	798,487	767,228
Employee benefits	25	49,769	45,666
Other non-financial liabilities	24	77,491	77,567

Total non-current liabilities		10,094,353	10,795,580

Total liabilities		16,040,451	17,304,687

EQUITY
Share capital	27	2,545,705	2,389,384
Retained earnings	27	695,054	795,303
Treasury Shares	27	(178)	(178)
Other reserves	27	2,322,676	2,054,312

Parent’s ownership interest		5,563,257	5,238,821
Non-controlling interest	15	83,495	87,638

Total equity		5,646,752	5,326,459

Total liabilities and equity		21,687,203	22,631,146

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 6 months ended June 30,		For the 3 months ended June 30,
	Note	2014	2013	2014	2013
		ThUS$	ThUS$	ThUS$	ThUS$

		Unaudited

Revenue	28	6,062,215	6,338,428	2,970,959	3,006,656
Cost of sales		(4,871,068)	(5,137,782)	(2,415,369)	(2,432,737)

Gross margin		1,191,147	1,200,646	555,590	573,919

Other income	30	162,948	169,450	76,769	92,255
Distribution costs		(511,977)	(488,268)	(261,289)	(237,403)
Administrative expenses		(524,606)	(520,856)	(268,985)	(284,860)
Other expenses		(194,793)	(208,764)	(91,776)	(105,792)
Other gains/(losses)		(89,119)	(23)	(8,342)	(4,281)

Gains (losses) from operating activities		33,600	152,185	1,967	33,838

Financial income		45,249	39,748	25,708	9,921
Financial costs	29	(244,418)	(226,426)	(113,034)	(116,251)
Equity accounted earnings	16	(3,581)	526	(305)	170
Foreign exchange gains/(losses)	31	104,149	(348,193)	47,159	(381,190)
Result of indexation units		(19)	(25)	9	(28)

Income (loss) before taxes		(65,020)	(382,185)	(38,496)	(453,540)
Income (loss) tax expense	20	(28,891)	97,822	(16,432)	130,695

NET INCOME (LOSS) FOR THE PERIOD		(93,911)	(284,363)	(54,928)	(322,845)

Income (loss) attributable to owners of the parent		(100,243)	(287,085)	(58,910)	(329,830)
Income (loss) attributable to non-controlling interest	15	6,332	2,722	3,982	6,985

Net income (loss) for the period		(93,911)	(284,363)	(54,928)	(322,845)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	32	(0.18375)	(0.59370)	(0.10798)	(0.68210)
Diluted earnings (losses) per share (US$)	32	(0.18375)	(0.59370)	(0.10798)	(0.68210)

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 6 months ended June 30,		For the 3 months ended June 30,
	Note	2014	2013	2014	2013
		ThUS$	ThUS$	ThUS$	ThUS$

		Unaudited

NET INCOME (LOSS)		(93,911)	(284,363)	(54,928)	(322,845)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences

Gains (losses) on currency translation, before tax	31	280,745	(354,175)	136,323	(399,049)

Other comprehensive income, before taxes, currency translation differences		280,745	(354,175)	136,323	(399,049)

Cash flow hedges

Gains (losses) on cash flow hedges before taxes	21	(32,577)	43,153	(5,249)	17,429

Other comprehensive income (losses), before taxes, cash flow hedges		(32,577)	43,153	(5,249)	17,429

Other components of other comprehensive income (loss), before taxes		248,168	(311,022)	131,074	(381,620)

Income tax relating to other comprehensive income that will be reclassified to income

Income tax related to cash flow hedges in other comprehensive income	20	5,246	(8,358)	3,337	(1,401)

Income taxes related to components of other comprehensive income that will be reclassified to income		5,246	(8,358)	3,337	(1,401)

Other comprehensive income (loss)		253,414	(319,380)	134,411	(383,021)

Total comprehensive income (loss)		159,503	(603,743)	79,483	(705,866)

Comprehensive income (loss) attributable to owners of the parent		160,096	(590,365)	81,752	(693,897)
Comprehensive income (loss) attributable to non-controlling interests		(593)	(13,378)	(2,269)	(11,969)

TOTAL COMPREHENSIVE INCOME (LOSS)		159,503	(603,743)	79,483	(705,866)

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
		Share	Treasury	Currency translation	Cash flow hedging	Shares based payments	Other sundry	Total other sundry	Retained	Parent’s ownership	Non- controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	27	-	-	-	-	-	-	-	(100,243)	(100,243)	6,332	(93,911)
Other comprehensive income		-	-	289,293	(28,954)	-	-	260,339	-	260,339	(6,925)	253,414

Total comprehensive income		-	-	289,293	(28,954)	-	-	260,339	(100,243)	160,096	(593)	159,503

Transactions with shareholders
Equity issuance	27-36	156,321	-	-	-	-	-	-	-	156,321	-	156,321
Increase (decrease) through transfers and other changes, equity	27-36	-	-	-	-	7,300	725	8,025	(6)	8,019	(3,550)	4,469

Total transactions with shareholders		156,321	-	-	-	7,300	725	8,025	(6)	164,340	(3,550)	160,790

Closing balance as of June 30, 2014 (Unaudited)		2,545,705	(178)	(300,698)	(63,462)	28,311	2,658,525	2,322,676	695,054	5,563,257	83,495	5,646,752

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
		Share	Treasury	Currency translation	Cash flow hedging	Shares based payments	Other sundry	Total other sundry	Retained	Parent’s ownership	Non- controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2013		1,501,018	(203)	3,574	(140,730)	5,574	2,666,682	2,535,100	1,076,136	5,112,051	108,634	5,220,685
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	27	-	-	-	-	-	-	-	(287,085)	(287,085)	2,722	(284,363)
Other comprehensive income		-	-	(337,454)	34,174	-	-	(303,280)	-	(303,280)	(16,100)	(319,380)

Total comprehensive income		-	-	(337,454)	34,174	-	-	(303,280)	(287,085)	(590,365)	(13,378)	(603,743)

Transactions with shareholders
Equity issuance	27-36	104,351	-	-	-	-	-	-	-	104,351	-	104,351
Dividends	27	(25)	25	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	27-36	(179)	-	-	-	7,875	(17,278)	(9,403)	11,660	2,078	(1,526)	552

Total transactions with shareholders		104,147	25	-	-	7,875	(17,278)	(9,403)	11,660	106,429	(1,526)	104,903

Closing balance as of June 30, 2013 (Unaudited)		1,605,165	(178)	(333,880)	(106,556)	13,449	2,649,404	2,222,417	800,711	4,628,115	93,730	4,721,845

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended June 30,
	Note	2014	2013
		ThUS$	ThUS$

		Unaudited

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		6,443,037	6,281,216
Other cash receipts from operating activities		51,199	7,373
Payments for operating activities
Payments to suppliers for goods and services		(4,560,705)	(4,920,124)
Payments to and on behalf of employees		(1,247,868)	(1,250,371)
Other payments for operating activities		(251,847)	(18,213)
Interest received		6,049	4,939
Income taxes refunded (paid)		(49,969)	(47,493)
Other cash inflows (outflows)	6	4,721	46,381

Net cash flows from operating activities		394,617	103,708

Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		370,396	70,371
Other payments to acquire equity or debt instruments of other entities		(299,259)	(129,717)
Amounts raised from sale of property, plant and equipment		510,484	154,799
Purchases of property, plant and equipment		(531,856)	(907,467)
Purchases of intangible assets		(23,784)	(13,408)
Payment from other long-term assets		-	14,386
Other cash inflows (outflows)	6	(12,853)	77,334

Net cash flow from (used in) investing activities		13,128	(733,702)

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		156,344	104,351
Payments to acquire or redeem the shares of the entity		808	(148)
Amounts raised from long-term loans		278,833	1,147,107
Amounts raised from short-term loans		286,151	535,940
Loans repayments		(1,604,988)	(550,142)
Payments of finance lease liabilities		(193,970)	(240,279)
Dividends paid		(18,242)	(18,518)
Interest paid		(211,772)	(173,715)
Other cash inflows (outflows)	6	43,997	(33,810)

Net cash flows from (used in) financing activities		(1,262,839)	770,786

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		(855,094)	140,792
Effects of variation in the exchange rate on cash and cash equivalents		(24,020)	(126)

Net increase (decrease) in cash and cash equivalents		(879,114)	140,666
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	1,984,903	650,263

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	1,105,789	790,929

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espada Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espada Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.49% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of June 30, 2014, the Company had a total of 1,587 registered shareholders. At that date approximately 8.92% of the Company’s share capital was in the form of ADRs and approximately 0.60% in the form of BDRs.

For the period ended June 30, 2014, the Company had an average of 53,448 employees, ending this period with a total of 53,217 employees, spread over 10,295 Administrative employees, 6,921 in Maintenance, 17,333 in Operations, 9,262 in Cabin Crew, 4,004 in Controls Crew, and 5,402 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)        As of June 30, 2014

				Participation rate As of June 30, 2014			Statement of financial position As of June 30, 2014			Net Income As of June 30, 2014
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$

					Unaudited			Unaudited		Unaudited

96.518.860-6	Lantours Division Servicios
	Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	2,784	1,651	1,133	620
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	37,719	10,218	27,501	1,072
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	673,123	1,007,629	(314,565)	(65,606)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	269,391	272,267	(2,876)	(12,893)
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,252	(833)	(4)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	701,900	362,599	339,301	(19,812)
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	9	2,217	(2,208)	(46)
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A.	US$	0.0000	100.0000	100.0000	16,530	21,538	(5,008)	(124)
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	346,877	111,470	235,407	(3,887)
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	-	531	(531)	-
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	-	2,806	(2,806)	(1)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	8,101	1,084	7,017	379
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	364	13	351	4
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	42	202	(160)	(42)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	333,126	240,211	91,893	(4,928)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	46,983	63,304	(14,531)	(6,096)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	15,695	8,598	7,075	669
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	8,319,084	7,230,439	985,402	38,088

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)

The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

b)	As of December 31, 2013

				Participation rate As of December 31, 2013			Statement of financial position As of December 31, 2013			Net Income As of June 30, 2013
Tax No.	Company	Country of origin	Functional Currency	Direct ownership interest	Indirect ownership interest	Total ownership interest	Assets	Liabilities	Equity	Gain (loss)
				%	%	%	ThUS$	ThUS$	ThUS$	ThUS$
										Unaudited

96.518.860-6	Lantours Division Servicios
	Terrestres S.A. and Subsidiaries	Chile	US$	99.9900	0.0100	100.0000	2,722	2,210	512	517
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	38,553	12,124	26,429	68
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (1)	Chile	US$	99.8361	0.1639	100.0000	641,589	901,851	(246,521)	(59,867)
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	263,516	252,109	11,407	(18,323)
Foreign	Lan Chile Investments Limited and Subsidiaries (1)	Cayman Islands	US$	99.9900	0.0100	100.0000	4,419	5,248	(829)	(1)
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	772,640	413,527	359,113	7,942
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	9	2,171	(2,162)	4
Foreign	Prime Airport Services Inc. and Subsidiary (1)	U.S.A.	US$	0.0000	100.0000	100.0000	13,528	18,412	(4,884)	(61)
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	359,693	120,399	239,294	5,105
96.634.020-7	Ediciones Ladeco América S.A.	Chile	CLP	0.0000	100.0000	100.0000	-	560	(560)	-
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	-	2,805	(2,805)	(5)
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	10,675	3,684	6,991	752
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	381	13	368	(1)
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	52	201	(149)	(22)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (1)	Bahamas	US$	0.0000	100.0000	100.0000	354,250	256,109	96,817	125,082
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (1)	Chile	CLP	0.0000	100.0000	100.0000	39,419	48,630	(9,937)	(742)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (1)	Chile	CLP	99.7100	0.0000	99.7100	15,362	8,933	6,421	891
Foreign	TAM S.A. and Subsidiaries (1) (2)	Brazil	BRL	63.0901	36.9099	100.0000	8,695,458	7,983,671	617,035	(349,762)

(1)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.
(2)

The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

During 2013 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 1,650,000.

Additionally, has proceeded to consolidate special purpose entities, denominated: JOL, destined to the aircraft financing and Chercán Leasing Limited, destined to the aircraft advance financing, as the Company has major risks and benefits associated to them according to standards issued by the International Financial Reporting Standards: Consolidated Financial Statement (IFRS 10) and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2013 and June 30, 2014, are detailed below:

(1)	Incorporation or acquisition of companies

On October 11, 2013, TAM S.A., under each contracts of sale of shares with Lan Cargo Overseas Limited (indirect subsidiary of LATAM Airlines Group S.A.) , TADEF, Participação e Consultoria Empresarial Ltda. y Jochman Participações Ltda. acquired the 99.98% of the shares of Aerolinhas Brasileiras S.A. (ABSA). The effect of this transaction on LATAM Airlines Group S.A. corresponds to the purchase of shares on ABSA that possessed the companies TADEF, Participação e Consultoria Empresarial Ltda. and Jochman Participações Ltda., which represented the non-controlling interest on the acquired company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.        Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended June 30, 2014, and have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and IFRIC interpretations.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

In order to facilitate comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)            Accounting pronouncements with implementation effective from January 1, 2014:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 32: Financial instruments: Presentation	December 2011	01/01/2014

Amendment to IAS 27: Separate financial statements and IFRS 10: Consolidated financial statements and IFRS 12: Disclosure of interests in other entities	October 2012	01/01/2014

Amendment to IAS 36: Impairment of assets	May 2013	01/01/2014 The Company adopted in advance this amendment at December 31, 2013.

	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 39: Financial instruments: Recognition and measurement	June 2013	01/01/2014

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

(ii) Interpretations

IFRIC 21: Levies	May 2013	01/01/2014

(iii) Improvements

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.

	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.

	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)            Accounting pronouncements effective implementation starting on January 1, 2015 and following:

Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments	December 2009	01/01/2018

IFRS 14: Regulatory deferral accounts	January 2014	01/01/2016

Amendment to IFRS 15: Revenue from contracts with customers	June 2014	01/01/2017
	November 2013	01/01/2018
Amendment to IFRS 9: Financial instruments.
	May 2014	01/01/2016
Amendment to IFRS 11: Joint arrangements.
	May 2014	01/01/2016
Amendment to IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets.
	June 2014	01/01/2016
Amendment to IAS 16: Property, Plant and Equipment, and IAS 40: Investment Property.

The Company’s management is assessing that the adoption of the standards and amendments, described above would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application.

2.2.        Consolidation

(a)          Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3 (or IFRS 3 for its acronym in Spanish - http://www.normasinternacionalesdecontabilidad.es/nic/pdf/niif3.pdf). According to IFRS 3, the cost of acquisition is the fair value of the assets acquired, the equity instruments issued and the liabilities incurred or assumed on the date of the business combination. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company’s holding in the net identifiable assets acquired is shown as Goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6). The transaction costs in a business combination are recognized in the consolidated income statement when they are incurred. Additionally, IFRS 3 allows adjustments to the initial accounting for a business combination within the period of twelve months from the acquisition date.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b)         Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)         Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value are subsequently accounted using the equity method.

(d)          Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

The participation of LATAM Airlines Group S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post-acquisition movements in reserves of investees or associates are shown in reserves.

Post-acquisition movement is adjusted against the book value of the investment. When the participation of LATAM Airlines Group S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non-guaranteed account receivable, LATAM Airlines Group S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

2.3.         Foreign currency transactions

(a)          Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)          Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)          Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)          Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)         The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)        All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate.

2.4.        Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.        Intangible assets other than goodwill

(a)          Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually.

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination.

(b)          Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6.        Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.        Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.        Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.        Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and receivables and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)         Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as Cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b)         Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.      Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)         Hedge of the fair value of recognized assets (fair value hedge);

(b)         Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)         Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)         Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)         Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)         Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.      Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.      Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.      Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.      Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.      Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost and are valued according to the method of the effective interest rate.

2.16.      Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.      Deferred taxes

Deferred taxes are calculated on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The Company does not record deferred tax on temporary differences arising on investments in subsidiaries, provided that the opportunity to reverse the temporary differences is controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax on temporary differences arising on investments in associates is immaterial.

2.18.      Employee benefits

(a)          Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)          Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)         Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the actuarial value of the accrued cost, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the period when they occur.

(d)          Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.      Provisions

Provisions are recognized when:

(i)          The Company has a present legal or implicit obligation as a result of past events;

(ii)         It is probable that payment is going to be necessary to settle an obligation; and

(iii)        The amount has been reliably estimated.

2.20.      Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)         Rendering of services

(i)          Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues in heading Other financial liabilities in the Statement of Financial Position.

(ii)         Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)        Other revenues

The Company records revenues for other services when these have been provided.

(b)         Interest income

Interest income is booked using the effective interest rate method.

(c)         Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.      Leases

(a)         When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)         When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.      Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.      Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of on balance sheet aircraft, these maintenance cost are capitalized as Property, plant and equipment, while in the case of off balance sheet aircraft maintenance cost are periodically provided for and recognized through profit and loss as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, is request the recovery to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, be offset the parties if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.      Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.       Financial risk factors

The Company’s activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net margin. The Company uses derivative instruments to hedge part of these risks.

(a)        Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all of these risks, the Company operates with derivative instruments to fix or limit the possible impact that could generate the above mentioned risks.

(i)         Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (“OPEC”), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid assets and therefore have advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During the first half of 2014, the Company recognized gains of US$ 0.7 million on fuel hedging. During the same period 2013, the Company recognized losses of US$ 7.9 million for the same reason.

At June 30, 2014, the market value of its fuel positions amounted to US$ 9.8 million (positive). At December 31, 2013, this market value was US$ 15.9 million (positive).

The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of June 30, 2014 (*) (Unaudited)	Maturities
	Q314	Q414	Total

Volume (thousands of barrels)	2,947	1,139	4,086
Contracted future price (US$ per barrel)(**)	111	110	111

Total (ThUS$)	327,117	125,290	453,546

Percentage of the hedge of expected consumption value	40%	15%	27%

(*)    The volume shown in the table considers all the hedging instruments (swaps and options) in Brent and JET.

(**)  Weighted average between collars and options when activated. Correspond to equivalent in Brent.

Positions as of December 31, 2013 (*)	Maturities
	Q114	Q214	Total

Volume (thousands of barrels)	4,093	1,851	5,944
Contracted future price (US$ per barrel)(**)	110	109	110

Total (ThUS$)	450,230	201,759	653,840

Percentage of the hedge of expected consumption value	56%	26%	41%

(*)    The volume shown in the table considers all the hedging instruments (swaps and options) in Brent and JET.

(**)  Weighted average between collars and options, when activated. Correspond to equivalent in Brent.

Given that current derivatives portfolio comprises mainly contracts based on Brent, a decision has been made to change the equivalence applied to this underlying index in order to calculate the agreed future value for different periods.

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, this drop also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

Due to the fact that current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity through the consolidated statement of comprehensive income).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the fourth quarter of 2014.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of June, 2014 and the end of December, 2013.

Benchmark price (US$ per barrel)	Positions as of June 30, 2014 effect on equity (millions of US$)	Positions as of December 31, 2013 effect on equity (millions of US$)
	Unaudited
+5	+18.25	+24.57
-5	-13.17	-19.13

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, call options and collars to partially hedge the fuel volumes by consume.

Given the fuel hedge structure during the first half of 2014, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 69.9 million in the cost of total fuel consumption for the same period. For the first half of 2014, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 68.3 million of increased fuel costs.

(ii)         Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised in periods of economic expansion).

The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company’s debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company’s exposure to risks of changes in market interest rates is mainly related to long-term obligations with variable interest rates.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 66% (70% at December 31, 2013) of the debt is fixed to fluctuations in interest rate. Therefore the Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) of 30 days, 90 days, 180 days and 360 days. Other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of June 30, 2014 effect on profit or loss before tax (millions of US$)	Positions as of December 31, 2013 effect on profit or loss before tax (millions of US$)
	Unaudited
+100 basis points	-25.31	-29.70
-100 basis points	+25.31	+29.70

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

Increase (decrease) futures curve in libor 3 months	Positions as of June 30, 2014 effect on equity (millions of US$)	Positions as of December 31, 2013 effect on equity (millions of US$)
	Unaudited
+100 basis points	+19.37	+23.35
-100 basis points	-20.22	-24.46

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market because the levels indicated by the futures curves are not necessarily met and will change in each period.

In accordance with the requirements of IAS 39, during the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement.

(iii)     Foreign exchange rate risk:

The functional currency used by the Company is the US dollar in terms of setting prices for its services, the composition of its statement of financial position and effects on its operating income.

The main risk arises when items listed on the balance sheet are exposed to exchange rate variations, due to their being listed in a currency other than the functional currency.

In the case of the subsidiary TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2014 Millions of US$
Unaudited
-10%	+104.0
+10%	-104.0

The Company sells most of its services in US dollars, prices equivalent to the US dollar and Brazilian real. A large part of its expenses are denominated in US dollars or equivalents to the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger international business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In domestic markets of Brazil, Chile, Argentina and Colombia the tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in US dollar. The Company is therefore exposed to fluctuations in the different currencies, among which are: Brazilian real, Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Euro, Pound sterling, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar. Of these currencies, the largest exposure is presented by Brazilian real and Chilean peso.

On the other hand, one of the sources of financing of the Company is the receipt of future flows relating to dividends and distributions of capital that the subsidiaries project distribute. These futures flows vary depending on the evolution of currency in compared to the US$. Most exposure to future flows is presented in subsidiary TAM S.A. and the volatility in the exchange rate R$/US$. In the case of the subsidiary TAM S.A. the incomes are expressed a large proportion in R$ and a large proportion of their costs are expressed in US$.

For cover the inversion in the subsidiaries and reduce the volatility in the cash flow, the Company may acquire derivatives contracts to hedge variations in other currencies against the Company’s functional currency, hedging exchange rate risk through currency forward.

With the object of reduce the exposition to the futures monthly operating flows of all 2014, caused by eventual depreciation of the BRL and assure an economic margins, LATAM done the hedge by derivatives FX Forward.

At June 30, 2014, the market value of its FX positions amounted to US$ 17.63 million (negative) (US$ 32.06 million (positive) at December 31, 2013).

The following table presents the notional amount of the contracted positions with the average prices agreed:

Positions at June 30, 2014 (Unaudited)	Maturities
	Q314	Q414	Total

Volume (million of US$)	225	175	400
Forward average price agreed (US$/R$)	2.34	2.39	2.37

Total (million of R$)	527	418	946

Sensitivity exchange rate LATAM

A depreciation of exchange rate R$/ US$ affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

Because the changes in the value of current positions not represented changes in cash flows, but a variation in the exposure of market value, the current hedge positions have not impact on result (are registered as cash flow hedges according to IAS 39, therefore, a variation in the exposure has an impact on the Company’s net equity).

The following table presents the sensitivity of financial instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the fourth quarter of 2014:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2014 Millions of US$
Unaudited
-10%	-39.75
+10%	+39.75

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and time value. The intrinsic value is the percentage of cash flow cash covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The time value corresponds to the ineffective portion of cash flow hedge and is recognized in the financial results of the Company (Note 21).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents effects by the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, being these last currency the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2014 Millions of US$	Effect at December 31, 2013 Millions of US$
	Unaudited
-10%	+542.19	+466.45
+10%	-443.59	-381.63

(b)         Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)          Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)       Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)         Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2014 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	100,130	-	-	-	-	100,130	100,000	At expiration	0.52	0.52
97.036.000-K	SANTANDER	Chile	US$	100,101	-	-	-	-	100,101	100,000	At expiration	0.40	0.40
97.006.000-6	BCI	Chile	US$	80,106	-	-	-	-	80,106	80,000	At expiration	0.53	0.53

Bank loans

97.036.000-K	SANTANDER	Chile	US$	31	-	11,377	-	-	11,408	11,377	At expiration	3.10	3.10
97.023.000-9	CORPBANCA	Chile	UF	18,196	53,152	133,623	50,411	-	255,382	232,110	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	12,296	-	19,674	-	-	31,970	18,444	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	22,710	-	-	-	-	22,710	22,132	Monthly	23.78	23.78

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	17,045	50,463	116,100	55,594	40,209	279,411	270,248	Quarterly	1.45	1.18
0-E	PEFCO	U.S.A.	US$	2,280	2,280	-	-	-	4,560	4,513	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	11,420	34,503	94,040	97,183	213,166	450,312	400,364	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	35,498	106,599	284,963	285,999	769,723	1,482,782	1,363,269	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	11,866	35,897	97,788	100,995	190,268	436,814	420,438	Quarterly	0.88	0.53
97.036.000-K	SANTANDER	Chile	US$	5,445	16,451	44,586	45,714	85,128	197,324	190,512	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,899	8,790	23,883	24,575	58,768	118,915	112,874	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,428	4,317	11,745	12,098	29,389	58,977	55,962	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	18,760	56,153	148,929	147,678	413,511	785,031	676,234	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,818	17,527	47,364	34,656	86,145	191,510	164,250	Quarterly	3.26	3.26
0-E	NATIXIS	France	US$	5,822	17,815	49,488	52,737	118,003	243,865	221,562	Quarterly	1.56	1.56

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	8,186	24,596	49,325	-	-	82,107	79,854	Quarterly	1.98	1.98
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,896	23,580	78,090	-	-	109,566	106,255	Quarterly	1.72	1.72

Financial leases

0-E	ING	U.S.A.	US$	9,087	27,395	65,407	37,797	20,184	159,870	141,731	Quarterly	4.74	4.25
0-E	CREDIT AGRICOLE	France	US$	5,146	7,939	38,060	21,204	12,969	85,318	82,225	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	26,429	148,096	124,093	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,547	52,674	140,472	92,369	11,660	314,722	280,773	Quarterly	5.35	4.75
0-E	BNP PARIBAS	U.S.A.	US$	8,015	24,151	65,165	46,596	3,610	147,537	134,363	Quarterly	4.63	4.13
0-E	WELLS FARGO	U.S.A.	US$	5,598	16,799	44,727	44,639	57,538	169,301	147,947	Quarterly	3.98	3.53
0-E	BANC OF AMERICA	U.S.A.	US$	939	2,113	3,999	-	-	7,051	6,868	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	1,353	1,181	230,817	-	-	233,351	227,963	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,675	20,250	170,387	209,803	157,669	564,784	450,000	Quarterly	6.00	6.00

Hedging derivatives

-	OTHERS	-	US$	10,633	30,366	53,152	10,810	635	105,596	100,532	-	-	-

Non - hedging derivatives

-	OTHERS	-	US$	1,077	2,351	313	-	-	3,741	3,390	-	-	-

	Total			540,086	655,592	2,072,141	1,419,525	2,295,004	6,982,348	6,330,283

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2014 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	BANCO DO BRASIL S.A.	Brazil	US$	97,859	10,504	-	-	-	108,363	99,909	At Expiration	5.12	4.59
0-E	BANCO ITAU BBA	Brazil	US$	6,836	5,498	-	-	-	12,334	11,302	At Expiration	6.01	4.51
0-E	BANCO SAFRA	Brazil	BRL	158	161	-	-	-	319	316	Monthly	7.42	7.42
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	185	493	1,315	1,315	1,697	5,005	4,009	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	34,081	80,479	490,988	146,834	917,017	1,669,399	1,100,000	At Expiration	7.62	6.22

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,825	7,702	20,533	20,524	13,677	65,261	54,772	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,133	-	-	-	-	1,133	1,133	Monthly	-	-
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,585	10,539	29,364	18,298	11,744	73,530	69,270	Monthly	1.42	1.42
0-E	BNP PARIBAS	U.S.A.	US$	734	2,046	5,824	6,419	6,957	21,980	20,905	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	867	2,391	6,371	6,374	8,759	24,762	21,201	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	2,316	5,225	12,103	12,380	28,949	60,973	56,588	Quarterly	2.00	1.82
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,955	14,151	51,002	11,540	11,996	93,644	89,390	Quarterly	1.41	1.41
0-E	CREDIT AGRICOLE -CIB	France	US$	3,140	7,533	7,622	-	-	18,295	17,609	Semiannual/Quarterly	1.66	1.59
0-E	DVB BANK SE	Germany	US$	3,315	9,638	6,281	-	-	19,234	18,750	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	210	612	1,072	46	-	1,940	1,886	Monthly	1.72	1.72
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	45,152	-	-	-	-	45,152	45,090	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,614	4,498	12,202	12,518	34,471	65,303	61,663	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	4,482	13,186	28,137	20,025	13,690	79,520	74,932	Monthly/Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	6,751	13,824	39,289	39,348	105,988	205,200	180,466	Semiannual/Quarterly	3.66	3.66
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,545	10,305	41,191	19,412	33,884	108,337	100,799	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	602	1,600	3,744	3,024	13,876	22,846	20,841	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	14,143	36,440	97,564	103,738	78,523	330,408	310,401	Quarterly	3.75	3.67
0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	581	1,681	4,555	4,667	5,431	16,915	16,358	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	250	257	-	-	-	507	541	Monthly	11.41	11.41
0-E	BANCO IBM S.A	Brazil	BRL	412	1,299	4,017	1,133	-	6,861	5,372	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	333	999	2,333	-	-	3,665	3,209	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	65	689	-	-	-	754	719	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	157	497	1,540	692	-	2,886	2,284	Monthly	11.31	11.31

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	34,159	7,262	-	-	-	41,421	41,420	Monthly	2.99	2.99

	Total			274,445	249,509	867,047	428,287	1,286,659	3,105,947	2,431,135

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2014 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	US$	814,860	16,379	-	-	-	831,239	831,239	-	-	-
			US$	1,105	3,322	-	-	-	4,427	4,215	Quarterly	2.11	2.11
			CLP	49,812	100	-	-	-	49,912	49,912	-	-	-
			BRL	70,071	2	-	-	-	70,073	70,073	-	-	-
			BRL	4,938	15,561	-	-	-	20,499	18,566	Monthly	10.30	10.30
			Others currencies	239,588		-	-	-	239,588	239,588	-	-	-

Accounts payable, non-current

-	OTHERS	OTHERS	US$	-	-	9,340	-	-	9,340	9,294	Quarterly	2.11	2.11
			BRL	-	-	47,544	57,840	223,092	328,476	181,352	Monthly	10.30	10.30

Accounts payable to related parties currents

96.847.880-K	LUFTHANSA LAN TECHNICAL TRAINING S.A.	Chile	US$	220	-	-	-	-	220	220	-	-	-
79.773.440-1	TRANSPORTE SAN FELIPE S.A.	Chile	CLP	75	-	-		-	75	75	-	-	-
65.216.000-1	COMUNIDAD MUJER	Chile	CLP	3	-	-		-	3	3	-	-	-
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	3	-	-		-	3	3	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	114	-	-		-	114	114	-	-	-

	Total			1,180,789	35,364	56,884	57,840	223,092	1,553,969	1,404,654

	Total consolidated			1,995,320	940,465	2,996,072	1,905,652	3,804,755	11,642,264	10,166,072

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	-	30,100	-	-	-	30,100	30,000	At expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	231,533	-	-	-	-	231,533	230,000	At expiration	1.63	1.63
97.030.000-7	ESTADO	Chile	US$	-	40,188	-	-	-	40,188	40,000	At expiration	1.06	1.06
76.100.458-1	BLADEX	Chile	US$	100,934	-	-	-	-	100,934	100,000	At expiration	1.87	1.87

Bank loans

97.036.000-K	SANTANDER	Chile	US$	877	789	115,051	-	-	116,717	115,051	At expiration	3.19	3.19
97.023.000-9	CORPBANCA	Chile	UF	19,001	55,465	139,603	84,505	-	298,574	268,460	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	785	15,861	-	-	-	16,646	15,335	Monthly	20.75	20.75
0-E	BBVA	Argentina	ARS	1,668	30,029	-	-	-	31,697	27,603	Monthly	23.78	23.78

Guaranteed obligations

0-E	ING	U.S.A.	US$	4,031	12,065	32,213	32,203	28,234	108,746	91,543	Quarterly	5.69	5.01
0-E	CREDIT AGRICOLE	France	US$	11,862	35,886	83,920	10,139	-	141,807	140,312	Quarterly	1.99	1.99
0-E	PEFCO	U.S.A.	US$	2,280	6,839	-	-	-	9,119	8,964	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	11,325	34,296	93,368	96,444	237,865	473,298	418,254	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	55,235	165,469	439,680	437,387	1,205,577	2,303,348	2,099,776	Quarterly	2.47	1.76
0-E	CITIBANK	U.S.A.	US$	11,540	34,748	93,687	95,226	168,917	404,118	372,191	Quarterly	2.64	2.04
97.036.000-K	SANTANDER	Chile	US$	5,420	16,374	44,359	45,459	96,694	208,306	200,599	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,891	8,741	23,742	24,417	65,005	124,796	118,070	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,418	4,292	11,671	12,017	32,461	61,859	58,502	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	18,699	56,022	148,643	147,528	449,705	820,597	703,992	Quarterly	2.81	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,760	17,500	47,175	39,021	93,773	203,229	173,036	Quarterly	3.27	3.27

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	8,178	24,564	65,726	-	-	98,468	95,292	Quarterly	1.99	1.99

Financial leases

0-E	ING	U.S.A.	US$	5,028	15,205	39,703	9,324	-	69,260	65,076	Quarterly	3.23	3.03
0-E	CREDIT AGRICOLE	France	US$	5,086	14,599	31,434	24,647	17,415	93,181	89,514	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	2,009	6,028	16,075	16,075	8,038	48,225	40,564	Quarterly	6.38	5.65
0-E	PEFCO	U.S.A.	US$	17,566	52,678	140,462	115,934	23,211	349,851	308,774	Quarterly	5.35	4.23
0-E	BNP PARIBAS	U.S.A.	US$	7,984	24,056	64,890	59,475	7,139	163,544	147,334	Quarterly	4.65	4.15
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,099	5,628	-	-	8,430	7,899	Monthly	1.43	1.43

Other loans

0-E	BOEING	U.S.A.	US$	-	2,804	172,128	-	-	174,932	170,838	At expiration	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	9,750	20,100	131,865	209,810	209,684	581,209	450,000	Quarterly	6.00	6.00

Hedging derivatives

-	OTHERS	-	US$	11,005	30,495	59,829	16,561	614	118,504	112,819	-	-	-

Non - hedging derivatives

-	OTHERS	-	US$	1,120	3,203	1,618	-	-	5,941	5,562	-	-	-

	Total			553,688	760,495	2,002,470	1,476,172	2,644,332	7,437,157	6,705,360

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	CITIBANK	Brazil	US$	2,410	44,071	-	-	-	46,481	43,885	At Expiration	3.76	3.20
0-E	BANCO DO BRASIL S.A.	Brazil	US$	9,803	135,450	-	-	-	145,253	137,849	At Expiration	5.20	4.66
0-E	BANCO ITAU BBA	Brazil	US$	29,142	50,737	-	-	-	79,879	73,830	At Expiration	6.31	4.73
0-E	BANCO SAFRA	Brazil	US$	43,211	22,986	-	-	-	66,197	62,357	At Expiration	3.73	2.94
0-E	BANCO SAFRA	Brazil	BRL	200	447	52	-	-	699	684	Monthly	7.42	7.42
0-E	BANCO BRADESCO	Brazil	US$	79,995	50,686	-	-	-	130,681	122,341	At Expiration	3.87	3.29
0-E	BANCO BRADESCO	Brazil	BRL	-	44,986	-	-	-	44,986	42,688	At Expiration	10.63	10.15
0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	186	495	1,320	1,320	2,035	5,356	4,215	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	34,010	80,251	190,343	457,367	953,212	1,715,183	1,100,000	At Expiration	8.60	8.41

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,850	7,728	20,609	20,609	18,892	70,688	58,321	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,325	1,645	-	-	-	2,970	2,970	Monthly	-	-
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,546	10,405	28,944	21,867	15,758	80,520	75,352	Monthly	1.42	1.42
0-E	AWAS	U.S.A.	US$	5,651	4,432	-	-	-	10,083	5,651	Monthly	-	-
0-E	BNP PARIBAS	U.S.A.	US$	722	2,008	5,705	6,283	8,648	23,366	22,082	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	872	2,397	6,387	6,394	10,385	26,435	22,359	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	7,059	20,021	48,442	50,209	109,870	235,601	222,590	Quarterly	1.03	0.90
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,971	14,177	57,595	12,297	14,308	103,348	97,945	Quarterly	1.40	1.40
0-E	CREDIT AGRICOLE -CIB	France	US$	8,834	26,771	61,037	51,629	53,270	201,541	195,396	Semiannual/Quarterly	0.75	0.65
0-E	DVB BANK SE	Germany	US$	3,386	9,812	12,717	-	-	25,915	25,000	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	214	621	1,243	284	-	2,362	2,279	Monthly	1.75	1.75
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,709	48,803	-	-	-	52,512	51,978	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,611	4,480	12,148	12,461	37,705	68,405	64,296	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	4,463	13,067	30,880	21,672	18,232	88,314	82,718	Monthly/Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	9,619	20,117	58,917	62,444	124,621	275,718	246,128	Semiannual/Quarterly	2.81	2.78
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	3,491	10,137	43,583	19,001	38,965	115,177	106,403	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	632	1,679	3,943	3,209	14,585	24,048	21,737	Quarterly	2.00	2.00
0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,781	1,427	-	-	-	3,208	3,194	Monthly	1.25	1.25
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	14,113	39,557	96,309	102,366	105,460	357,805	334,095	Quarterly	3.86	3.78
0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	580	1,673	4,534	4,645	6,619	18,051	17,394	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	224	676	-	-	-	900	963	Monthly	10.38	10.38
0-E	BANCO IBM S.A	Brazil	BRL	184	205	630	306	-	1,325	1,050	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	376	960	2,507	313	-	4,156	3,559	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	847	1,258	-	-	-	2,105	1,379	Monthly	6.82	6.82

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	27,244	537	-	-	-	27,781	27,781	Monthly	2.38	2.38
0-E	RECEITA FEDERAL DO BRASIL	Brazil	BRL	5,203	14,824	42,581	54,715	198,408	315,731	138,516	Monthly	8.99	8.99
0-E	PROCURADORIA GERAL DA FAZENDA NACIONAL	Brazil	BRL	17	54	162	192	792	1,217	534	Monthly	8.99	8.99
-	OTHERS	Brazil	US$	496	1,156	-	-	-	1,652	1,652	-	-	-

	Total			312,977	690,736	730,588	909,583	1,731,765	4,375,649	3,421,171

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	US$	814,354	7,245	-	-	-	821,599	821,599	-	-	-
			US$	1,104	3,318	-	-	-	4,422	4,141	Quarterly	2.01	2.01
			CLP	16,364	6	-	-	-	16,370	16,370	-	-	-
			BRL	207,758	8	-	-	-	207,766	207,766	-	-	-
			Others currencies	213,904	615	-	-	-	214,519	214,519	-	-	-

Accounts payable, non-current

-	OTHERS	OTHERS	US$	-	-	11,557	-	-	11,557	11,400	Quarterly	2.01	2.01

Accounts payable to related parties currents

96.847.880-K	LUFTHANSA LAN TECHNICAL TRAINING S.A.	Chile	US$	187	-	-	-	-	187	187	-	-	-
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	14	-	-		-	14	14	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	304	-	-		-	304	304	-	-	-

	Total			1,253,989	11,192	11,557	-	-	1,276,738	1,276,300

	Total consolidated			2,120,654	1,462,423	2,744,615	2,385,755	4,376,097	13,089,544	11,402,831

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2013, the Company provided US$ 94.3 million in derivative margin guarantees, for cash and stand-by letters of credit. At June 30, 2014, the Company had provided US$ 86.1 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts and exchange rate R$/US$, and iii) changes in fuel prices, exchange rate R$/US$ and interest rates.

3.2.        Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage ratio, in line with industry practice. This index is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Adjusted capital is the amount of net equity without the impact of the market value of derivatives.

The Company’s strategy, which has not changed since 2007, has consisted of maintaining a leverage ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). As a result of consolidation with TAM S.A. and Subsidiaries, the rating agency Fitch has issued on May 2, 2014 a new long-term rating for the Company of BB with negative perspective (which is not an investment grade rating).Additionally, on June 10, 2013, S&P issued a long term rating of BB, with a positive outlook.

The leverage ratios as of June 30, 2014, and December 31, 2013, were as follows:

	As of June 30,	As of December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Total financial loans	8,647,815	9,830,866
Last twelve months Operating lease payment x 8	4,023,496	3,528,616
Less:
Cash and marketable securities	(1,695,990)	(2,561,574)

Total net adjusted debt	10,975,321	10,797,908

Net Equity	5,563,257	5,238,821
Cash flow hedging reserve	63,462	34,508

Adjusted equity	5,626,719	5,273,329

Total adjusted debt and equity	16,602,040	16,071,237

Adjusted leverage	66.1%	67.2%

See information related to financial covenants in Note 34 (a).

3.3.       Estimates of fair value.

At June 30, 2014, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.          Hedge Instruments:

This category includes the following instruments:

     -       Interest rate derivative contracts,

     -       Fuel derivative contracts,

     -       Currency derivative contracts

2.          Financial Investments:

This category includes the following instruments:

     -       Investments in short-term Mutual Funds (cash equivalent),

     -       Bank certificate of deposit – CBD,

     -       Private investment funds and

     -       Financial letters

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

As of June 30, 2014 (Unaudited)

		Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	316,691	316,691	-	-
Short-term mutual funds	316,691	316,691	-	-

Other financial assets, current	600,478	557,412	43,066	-
Fair value of interest rate derivatives	2	-	2	-
Fair value of fuel derivatives	9,828	-	9,828	-
Interest accrued since the last payment date of Cross Currency Swap	447	-	447	-
Private investment funds	555,826	555,826	-	-
Certificate of deposit CDB	18,576	-	18,576	-
Domestic and foreign bonds	351	351	-	-
Time deposit	14,213	-	14,213	-
Other investments	1,235	1,235	-	-
Liabilities
Other financial liabilities, current	82,087	-	82,087	-
Fair value of interest rate derivatives	28,372	-	28,372	-
Fair value of foreign currency derivatives	45,780	-	45,780	-
Interest accrued since the last payment date of Currency Swap	5,064	-	5,064	-
Interest rate derivatives not recognized as a hedge	2,871	-	2,871	-

Other financial liabilities, non current	44,109	-	44,109	-
Fair value of interest rate derivatives	43,504	-	43,504	-
Interest rate derivatives not recognized as a hedge	605	-	605	-

As of December 31, 2013

		Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	579,349	579,349	-	-
Short-term mutual funds	579,349	579,349	-	-

Other financial assets, current	625,086	546,116	78,970	-
Fair value of interest rate derivatives	6	-	6	-
Fair value of fuel derivatives	15,868	-	15,868	-
Fair value of foreign currency derivatives	32,058	-	32,058	-
Interest accrued since the last payment date of Currency Swap	483	-	483	-
Private investment funds	544,182	544,182	-	-
Certificate of deposit CDB	2,374	-	2,374	-
Domestic and foreign bonds	351	351	-	-
Time deposit	28,181	-	28,181	-
Other investments	1,583	1,583	-	-

Liabilities
Other financial liabilities, current	70,506	-	70,506	-
Fair value of interest rate derivatives	32,070	-	32,070	-
Fair value of foreign currency derivatives	28,621	-	28,621	-
Interest accrued since the last payment date of Currency Swap	5,775	-	5,775	-
Interest rate derivatives not recognized as a hedge	4,040	-	4,040	-

Other financial liabilities, non current	56,397	-	56,397	-
Fair value of interest rate derivatives	54,906	-	54,906	-
Interest rate derivatives not recognized as a hedge	1,491	-	1,491	-

Additionally, at June 30, 2014, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of June 30, 2014		As of December 31, 2013
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	789,098	789,098	1,405,554	1,405,554
Cash on hand	6,985	6,985	6,017	6,017
Bank balance	190,110	190,110	229,935	229,935
Overnight	229,579	229,579	508,781	508,781
Time deposits	362,424	362,424	660,821	660,821

Other financial assets, current	59,580	59,580	84,858	84,858
Other financial assets	59,580	59,580	84,858	84,858

Trade and other accounts receivable current	1,467,427	1,467,427	1,633,094	1,633,094
Accounts receivable from related entities	397	397	628	628
Other financial assets, non current	68,391	68,391	65,289	65,289
Accounts receivable	60,838	60,838	100,775	100,775

Other financial liabilities, current	1,440,260	1,759,545	1,969,281	2,128,096
Trade and other accounts payables	1,609,260	1,609,260	1,557,736	1,557,736
Accounts payable to related entities	415	415	505	505
Other financial liabilities, non current	7,149,815	8,075,034	7,803,588	7,910,446
Accounts payable, non-current	814,655	814,655	922,887	922,887

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the end of the period, corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

The management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. The above on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM, except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out (*) entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

(*) Squeeze-Out: mechanism granted by the Brazilian legislation, under which a compulsory were rescued all TAM shares that were not exchanged in the exchange offer or contributed by controlling shareholders of TAM.

In addition, LATAM is in process of integrating operations with TAM, and both entities will be operated as a single company. Within this, most critical airline activities will be managed in Brazil under the TAM CEO and globally by the LATAM CEO, who will be in charge of the overall operation of the LATAM Group and who will report to the LATAM board. Further, the LATAM CEO will evaluate performance of the LATAM Group executives and, together with the LATAM board, determine compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

NOTE 5 - SEGMENTAL INFORMATION

The Company reports information by segments as established in IFRS 8 “Operating segments”. This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers.

An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in making decisions with respect to the assignment of resources and evaluation of results.

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 12.9 million of members, along with being a government entity with a separately business and not directly related to air transport.

(a) For the 6 months ended	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Income from ordinary activities from external customers (*)	5,820,637	6,037,268	241,578	301,160	-	-	6,062,215	6,338,428

LAN passenger	2,203,081	2,252,032	-	-	-	-	2,203,081	2,252,032
TAM passenger	2,771,912	2,838,315	-	-	-	-	2,771,912	2,838,315
Freight	845,644	946,921	-	-	-	-	845,644	946,921

Income from ordinary activities from transactions with other operating segments	241,578	301,256	61,012	47,377	(302,590)	(348,633)	-	-

Other operating income	89,637	142,451	73,311	26,999	-	-	162,948	169,450

Interest income	17,350	31,853	27,899	11,471	-	(3,576)	45,249	39,748
Interest expense	(244,418)	(228,692)	-	(1,310)	-	3,576	(244,418)	(226,426)

Total net interest expense	(227,068)	(196,839)	27,899	10,161	-	-	(199,169)	(186,678)

(*)  The Company has no income from ordinary activities by interest.

For the 6 months ended	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Depreciation and amortization	(489,611)	(539,932)	(3,418)	(1,905)	-	-	(493,029)	(541,837)

Material non-cash items other than depreciation and amortization	83,597	(361,987)	(16)	(908)	-	-	83,581	(362,895)

Disposal of fixed assets and inventory losses	(8,762)	(11,634)	(72)	(953)	-	-	(8,834)	(12,587)
Doubtful accounts	(11,781)	(2,188)	66	98	-	-	(11,715)	(2,090)
Exchange differences	104,159	(348,140)	(10)	(53)	-	-	104,149	(348,193)
Result of indexation units	(19)	(25)	-	-	-	-	(19)	(25)

Segment profit	(163,546)	(340,796)	63,303	53,711	-	-	(100,243)	(287,085)

Participation of the entity in the income of associates	(2,069)	526	(1,512)	-	-	-	(3,581)	526
Expenses for income tax	7,565	122,046	(36,456)	(24,224)	-	-	(28,891)	97,822
Assets of segment	19,691,356	20,377,750	2,011,599	1,543,063	(15,752)	(193,911)	21,687,203	21,726,902
Investments in associates	1,213	2,145	1,641	5,083	-	-	2,854	7,228

Amount of non-current asset additions	515,629	1,132,106	-	-	-	-	515,629	1,132,106

Property, plant and equipment	479,576	1,108,298	-	-	-	-	479,576	1,108,298
Intangibles other than goodwill	36,053	23,808	-	-	-	-	36,053	23,808

Segment liabilities	15,271,002	16,311,860	846,549	792,034	(77,100)	(98,837)	16,040,451	17,005,057
Purchase of non-monetary assets of segment	555,640	920,875	-	-	-	-	555,640	920,875

(b) For the 3 months ended	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Income from ordinary activities from external customers (*)	2,830,097	2,859,167	140,862	147,489	-	-	2,970,959	3,006,656

LAN passenger	1,028,887	1,024,097	-	-	-	-	1,028,887	1,024,097
TAM passenger	1,358,211	1,348,543	-	-	-	-	1,358,211	1,348,543
Freight	442,999	486,527	-	-	-	-	442,999	486,527

Income from ordinary activities from transactions with other operating segments	140,862	147,489	7,899	24,242	(148,761)	(171,731)	-	-

Other operating income	38,134	75,841	38,635	16,414	-	-	76,769	92,255

Interest income	10,855	5,156	14,853	7,012	-	(2,247)	25,708	9,921
Interest expense	(113,034)	(117,552)	-	(946)	-	2,247	(113,034)	(116,251)

Total net interest expense	(102,179)	(112,396)	14,853	6,066	-	-	(87,326)	(106,330)

(*)  The Company has no income from ordinary activities by interest.

For the 3 months ended	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Depreciation and amortization	(245,464)	(249,974)	(1,975)	(970)	-	-	(247,439)	(250,944)

Material non-cash items other than depreciation and amortization	32,185	(390,262)	1	(1,000)	-	-	32,186	(391,262)

Disposal of fixed assets and inventory losses	(6,548)	(5,856)	(40)	(949)	-	-	(6,588)	(6,805)
Doubtful accounts	(8,435)	(3,259)	41	20	-	-	(8,394)	(3,239)
Exchange differences	47,159	(381,119)	-	(71)	-	-	47,159	(381,190)
Result of indexation units	9	(28)	-	-	-	-	9	(28)

Segment profit	(93,911)	(356,755)	35,001	26,925	-	-	(58,910)	(329,830)

Participation of the entity in the income of associates	344	170	(649)	-	-	-	(305)	170
Expenses for income tax	2,214	142,824	(18,646)	(12,129)	-	-	(16,432)	130,695
Assets of segment	19,691,356	20,377,750	2,011,599	1,543,063	(15,752)	(193,911)	21,687,203	21,726,902
Investments in associates	1,213	2,145	1,641	5,083	-	-	2,854	7,228

Amount of non-current asset additions	338,320	716,587	-	-	-	-	338,320	716,587

Property, plant and equipment	322,634	705,455	-	-	-	-	322,634	705,455
Intangibles other than goodwill	15,686	11,132	-	-	-	-	15,686	11,132

Segment liabilities	15,271,002	16,311,860	846,549	792,034	(77,100)	(98,837)	16,040,451	17,005,057
Purchase of non-monetary assets of segment	347,610	537,843	-	-	-	-	347,610	537,843

The Company’s revenues by geographic area are as follows:

	For the 6 months ended		For the 3 months ended
	At June 30,		At June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Peru	308,179	292,349	155,070	142,227
Argentina	425,516	492,339	179,911	208,298
U.S.A.	644,751	638,070	318,849	296,734
Europe	476,889	451,938	227,554	202,364
Colombia	180,688	181,393	97,419	91,158
Brazil	2,574,472	2,910,352	1,292,584	1,410,852
Ecuador	118,792	138,596	62,279	68,623
Chile	788,090	843,365	364,679	401,307
Asia Pacific and rest of Latin America	544,838	390,026	272,614	185,093

Income from ordinary activities	6,062,215	6,338,428	2,970,959	3,006,656

Other operating income	162,948	169,450	76,769	92,255

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Cash on hand	6,985	6,017
Bank balances	190,110	229,935
Overnight	229,579	508,781

Total Cash	426,674	744,733

Cash equivalents
Time deposits	362,424	660,821
Mutual funds	316,691	579,349

Total cash equivalents	679,115	1,240,170

Total cash and cash equivalents	1,105,789	1,984,903

Cash and cash equivalents are denominated in the following currencies at June 30, 2014, and December 31, 2013:

Currency	As of June 30,	As of December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Argentine peso	24,755	59,018
Brazilian real	204,224	253,392
Chilean peso (*)	72,618	229,918
Colombian peso	32,414	28,132
Euro	14,922	16,571
US Dollar	650,362	1,200,828
Strong bolivar (**)	82,554	162,809
Other currencies	23,940	34,235

Total	1,105,789	1,984,903

(*)  The Company entered into currency derivative contracts (forward) at June 30, 2014 ThUS$ 50,187 (ThUS$ 174,020 as of December 31, 2013), for conversion into dollars of investments in pesos.

(**) In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela.

At June 30, 2014, in accordance with the acceptance of the Company about the proposal Bolivarian Republic of Venezuela regarding the repatriation of foreign exchange through the so-called “request of acquisition of foreign exchange”, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3VEF/US$ to 10.6 VEF/US$, which represented a loss by foreign exchange, amounting to the sum of ThUS$ 56,347.

The Company has no significant non-cash transactions that must be disclosed.

Other inflows (outflows) of cash at June 30, 2014 and June 30, 2013 are detailed as follow:

	For the periods ended June 30,
	2014	2013
	ThUS$	ThUS$

	Unaudited

Currency hedge	3,048	-
Fuel hedge	3,396	(10,925)
Hedging margin guarantees	8,258	69,586
Guarantees	(6,072)	(3,410)
Commodities fuel derivatives	(2,462)	(1,382)
Bank commissions, taxes paid and other	(1,447)	(7,488)

Total Other inflows (outflows) Operation flow	4,721	46,381

Certificate of bank deposits	(12,853)	77,334

Total Other inflows (outflows) Investment flow	(12,853)	77,334

Aircraft Financing advances	57,125	(72,828)
Credit card loan manager	11,537	85,022
Settlement of derivative contracts	(22,154)	(36,050)
Breakage	-	(10,433)
Other	(2,511)	479

Total Other inflows (outflows) Financing flow	43,997	(33,810)

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.        Financial instruments by category

As of June 30, 2014 (Unaudited)

Assets
	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	789,098	-	-	316,691	1,105,789
Other financial assets, current (*)	59,580	10,277	351	589,850	660,058
Trade and others accounts receivable, current	1,467,427	-	-	-	1,467,427
Accounts receivable from related entities, current	397	-	-	-	397
Other financial assets, non current (*)	67,885	-	506	-	68,391
Accounts receivable, non current	60,838	-	-	-	60,838

Total	2,445,225	10,277	857	906,541	3,362,900

Liabilities		Other		Held
		financial liabilities	Hedge derivatives	for trading	Total
		ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current		1,440,260	79,216	2,871	1,522,347
Trade and others accounts payable, current		1,609,260	-	-	1,609,260
Accounts payable to related entities, current		415	-	-	415
Other financial liabilities, non-current		7,149,815	43,504	605	7,193,924
Accounts payable, non-current		814,655	-	-	814,655

Total		11,014,405	122,720	3,476	11,140,601

(*)        The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

At December 31, 2013

Assets				Initial designation
	Loans and receivables	Hedge derivatives	Held for trading	as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,405,554	-	-	579,349	1,984,903
Other financial assets, current (*)	83,136	48,415	2,073	576,320	709,944
Trade and others accounts receivable, current	1,633,094	-	-	-	1,633,094
Accounts receivable from related entities, current	628	-	-	-	628
Other financial assets, non current (*)	64,783	-	506	-	65,289
Accounts receivable, non current	100,775	-	-	-	100,775

Total	3,287,970	48,415	2,579	1,155,669	4,494,633

Liabilities	Other		Held
	financial liabilities	Hedge derivatives	for trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,969,281	66,466	4,040	2,039,787
Trade and others accounts payable, current	1,557,736	-	-	1,557,736
Accounts payable to related entities, current	505	-	-	505
Other financial liabilities, non-current	7,803,588	54,906	1,491	7,859,985
Accounts payable, non-current	922,887	-	-	922,887

Total	12,253,997	121,372	5,531	12,380,900

(*)        The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.       Financial instruments by currency

a) Assets	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS $
	Unaudited

Cash and cash equivalents	1,105,789	1,984,903
Argentine peso	24,755	59,018
Brazilian real	204,224	253,392
Chilean peso	72,618	229,918
Colombian peso	32,414	28,132
Euro	14,922	16,571
US Dollar	650,362	1,200,828
Strong bolívar	82,554	162,809
Other currencies	23,940	34,235

Other financial assets (current and non-current)	728,449	775,233
Argentine peso	630	1,007
Brazilian real	587,882	577,973
Chilean peso	27,043	27,555
Colombian peso	518	2,550
Euro	4,532	5,494
US Dollar	106,593	159,563
Strong bolívar	43	14
Other currencies	1,208	1,077

Trade and other accounts receivable, current	1,467,427	1,633,094
Argentine peso	70,148	27,343
Brazilian real	674,065	802,789
Chilean peso	79,126	82,880
Colombian peso	9,692	9,762
Euro	7,597	21,479
US Dollar	418,207	520,991
Strong bolívar	3,475	2,353
Other currencies (*)	205,117	165,497

Accounts receivable, non-current	60,838	100,775
Brazilian real	1,188	1,194
Chilean peso	7,287	8,624
US Dollar	52,160	90,755
Other currencies (*)	203	202

Accounts receivable from related entities, current	397	628
Brazilian real	2	162
Chilean peso	395	466

Total assets	3,362,900	4,494,633
Argentine peso	95,533	87,368
Brazilian real	1,467,361	1,635,510
Chilean peso	186,469	349,443
Colombian peso	42,624	40,444
Euro	27,051	43,544
US Dollar	1,227,322	1,972,137
Strong bolívar	86,072	165,176
Other currencies	230,468	201,011

(*)      See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)     Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Trade accounts receivable	1,338,554	1,552,489
Other accounts receivable	268,556	251,982

Total trade and other accounts receivable	1,607,110	1,804,471
Less: Allowance for impairment loss	(78,845)	(70,602)

Total net trade and accounts receivable	1,528,265	1,733,869
Less: non-current portion – accounts receivable	(60,838)	(100,775)

Trade and other accounts receivable, current	1,467,427	1,633,094

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Day	1,166,204	1,378,226
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	74,215	72,417
Expired from 91 to 180 days	8,285	11,547
More than 180 days overdue (*)	11,005	19,697

Total matured accounts receivable, but not impaired	93,505	103,661

Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	28,259	19,630
Debtor under pre-judicial collection process and portfolio sensitization	50,586	50,972

Total matured accounts receivable and impaired	78,845	70,602

Total	1,338,554	1,552,489

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and Accounts receivable, at June 30, 2014 and December 31, 2013, are as follows:

Currency	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Argentine Peso	70,148	27,343
Brazilian Real	675,253	803,983
Chilean Peso	86,413	91,504
Colombian peso	9,692	9,762
Euro	7,597	21,479
US Dollar	470,367	611,746
Strong bolivar	3,475	2,353
Other currency (*)	205,320	165,699

Total	1,528,265	1,733,869

(*) Other currencies
Australian Dollar	26,932	26,198
Chinese Yuan	28,815	22,887
Danish krone	8,273	6,899
Pound Sterling	22,578	15,256
Indian rupee	7,814	5,343
Japanese Yen	4,629	10,332
Norwegian kroner	17,649	14,970
Swiss Franc	8,630	6,645
Korean Won	21,045	16,929
New Taiwanese Dollar	10,094	9,670
Other currencies	48,861	30,570

Total	205,320	165,699

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

The movement in the allowance for impairment loss of Trade and other accounts receivables between January 1, 2013 and June 30, 2014 is as follows:

Periods	Opening balance ThUS$	Write-offs ThUS$	(Increase) Decrease ThUS$	Closing balance ThUS$

From January 01 to June 30, 2013	(75,503)	4,234	(3,710)	(74,979)
From July 01 to December 31, 2013	(74,979)	5,694	(1,317)	(70,602)
From January 01 to June 30, 2014	(70,602)	871	(9,114)	(78,845)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to reclassify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of June 30, 2014			As of December 31, 2013
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Trade accounts receivable	1,338,554	(78,845)	1,259,709	1,552,489	(70,602)	1,481,887
Other accounts receivable	268,556	-	268,556	251,982	-	251,982

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

The Accounts receivable from and payable to related entities as of June 30, 2014 and December 31, 2013, respectively, are as follows:

(a)        Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2014	As of December 31, 2013
					ThUS$	ThUS$
					Unaudited

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	CLP	3	-
78.591.370-1	Bethia S.A. y Filiales	Others related parties	Chile	CLP	373	441
79.773.440-1	Transportes San Felipe S.A.	Others related parties	Chile	CLP	-	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	CLP	19	24
Foreign	Made In Everywhere Repr. Com. Distr. Ltda.	Others related parties	Brazil	BRL	2	2
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Others related parties	Brazil	BRL	-	14
Foreign	Prisma Fidelidade S.A.	Others related parties	Brazil	BRL	-	146
	Total current assets				397	628

(b)        Accounts payable

Tax No.	Related party	Relationship	Country of origin	Currency	As of June 30, 2014	As of December 31, 2013
					ThUS$	ThUS$
					Unaudited
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	US$	220	187
79.773.440-1	Transportes San Felipe S.A.	Other related parties	Chile	CLP	75	-
65.216.000-K	Comunidad Mujer	Other related parties	Chile	CLP	3	-
78.591.370-1	Bethia S.A. and Subsidiaries	Other related parties	Chile	CLP	3	14
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	US$	114	304
	Total current liabilities				415	505

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transaction are monetary.

NOTE 10 -INVENTORIES

The Inventories June 30, 2014 and December 31, 2013 respectively, are detailed below:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Technical stock	210,653	190,202
Non-technical stock	43,278	40,826

Total production suppliers	253,931	231,028

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of June 30, 2014 amounts to ThUS$ 2,562 (ThUS$ 1,757 as of December 31, 2013). The resulting amounts do not exceed the respective net realizable values.

As of June 30, 2014, the Company recorded ThUS$ 89,082 (ThUS$ 77,864 as of June 30, 2013) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

NOTE 11 - CURRENT TAXES

The composition of Tax assets is as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Current
Provisional monthly payments (advance)	69,152	61,570
Other credits recovery	32,220	20,320

Total current assets	101,372	81,890

The composition of Tax liabilities is as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Current
Income tax provision	12,117	9,919
Additional tax provision	1,010	1,664

Total current liabilities	13,127	11,583

NOTE 12 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets

Private investment funds	555,826	544,182	-	-	555,826	544,182
Deposits in guarantee (aircraft)	38,197	51,879	53,060	49,893	91,257	101,772
Certificate of deposit (CBD)	18,576	2,374	-	-	18,576	2,374
Time deposits	14,213	28,181	-	-	14,213	28,181
Guarantees for margins of derivatives	18,099	28,157	-	-	18,099	28,157
Deposits in guarantee (loan)	-	-	11,536	11,753	11,536	11,753
Other investments	1,235	1,583	506	506	1,741	2,089
Domestic and foreign bonds	351	351	-	-	351	351
Other guarantees given	3,284	4,822	3,289	3,137	6,573	7,959

Subtotal of other financial assets	649,781	661,529	68,391	65,289	718,172	726,818

(b) Hedging assets

Interest accrued since the last payment date of Cross currency swap	447	483	-	-	447	483
Fair value of interest rate derivatives	2	6	-	-	2	6
Fair value of foreign currency derivatives (1)	-	32,058	-	-	-	32,058
Fair value of fuel price derivatives	9,828	15,868	-	-	9,828	15,868

Subtotal of hedging assets	10,277	48,415	-	-	10,277	48,415

Total Other Financial Assets	660,058	709,944	68,391	65,289	728,449	775,233

 (1)  The foreign currency derivatives exchange is collars and cross currency swap.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 21.

NOTE 13 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Current
(a) Advance payments	75,526	56,392
(b) Other assets	220,065	279,225

Total current	295,591	335,617

Non-Current
(a) Advance payments	96,068	55,889
(b) Other assets	257,365	216,387

Total non-current	353,433	272,276

(a)      Advance payments

Advance payments as of June 30, 2014 and December 31, 2013 are as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Current
Aircraft leases	29,768	28,555
Aircraft insurance and other	30,324	13,180
Others	15,434	14,657

Total current	75,526	56,392

Non-Current
Aircraft leases	60,808	17,332
Others	35,260	38,557

Total non-current	96,068	55,889

Total advance payments	171,594	112,281

(b)         Other assets

Other assets as of June 30, 2014 and December 31, 2013 are as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Current
Aircraft maintenance reserve (*)	95,764	152,797
Sales tax	119,668	120,215
Others taxes	3,686	5,556
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	627	657
Others	320	-

Total current	220,065	279,225

Non-current
Aircraft maintenance reserve (*)	111,400	79,012
Judicial deposits	83,712	70,380
Sales tax	60,942	65,936
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	515	515
Others	796	544

Total non-current	257,365	216,387

Total other assets	477,430	495,612

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are payable periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (8 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of June 30, 2014, LATAM had ThUS$ 207,164 in maintenance reserves (ThUS$ 231,809 at December 31, 2013), corresponding to 18 aircraft out of a total fleet of 327 (21 aircraft out of a total fleet of 339 at December 31, 2013). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 14 - NON-CURRENT ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

Non-current assets or disposal groups held for sale as of June 30, 2014 and December 31, 2013 are as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Aircraft	466	438
Rotables	1,439	1,362
Inventories on consignment	-	8
Engines	272	272
Scrapped aircraft	365	365

Total	2,542	2,445

During 2014 have not been made assets sales of this segment.

The figures shown in this item are presented at book value or fair value minus sales cost, whichever is lower.

The Company has no discontinued operations as of June 30, 2014.

NOTE 15 - INVESTMENTS IN SUBSIDIARIES

 (a)    Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities and private investment funds.

The detail of significant subsidiaries and summarized financial information at June 30, 2014 and December 31, 2013 is presented below:

Significant subsidiaries detailed as of June 30, 2014 (Unaudited)

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership
Lan Perú S.A.	Peru	US$	69.97858
Lan Cargo S.A.	Chile	US$	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646
TAM S.A.	Brazil	BRL	99.99938

Without significant restrictions for transferring funds to controller

Significant subsidiaries detailed as of December 31, 2013

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership

Lan Perú S.A.	Peru	US$	69.97858
Lan Cargo S.A.	Chile	US$	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	71.94990
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646
TAM S.A.	Brazil	BRL	99.99938

Without significant restrictions for transferring funds to controller

Summary financial information of significant subsidiaries

	Statement of financial position as of June 30, 2014						Results for the period ended June 30, 2014
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited						Unaudited

Lan Perú S.A.	269,391	237,040	32,351	272,267	270,669	1,598	545,727	(12,893)
Lan Cargo S.A.	701,900	292,167	409,733	362,599	221,398	141,201	135,773	(19,812)
Lan Argentina S.A.	225,129	192,545	32,584	239,187	236,950	2,237	218,546	(16,442)
Transporte Aéreo S.A.	346,877	57,377	289,500	111,470	32,361	79,109	182,528	(3,887)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	92,893	57,477	35,416	102,870	98,682	4,188	116,961	(20,753)
Aerovías de Integración Regional, AIRES S.A.	186,711	56,691	130,020	65,455	57,277	8,178	198,521	(33,013)
TAM S.A. (*)	8,319,084	2,310,286	6,008,798	7,230,439	2,889,535	4,340,904	3,360,031	38,088

	Statement of financial position as of December 31, 2013						Results for the period ended June 30, 2013
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

							Unaudited

Lan Perú S.A.	263,516	237,577	25,939	252,109	250,699	1,410	262,442	(18,323)
Lan Cargo S.A.	772,640	360,733	411,907	413,527	233,363	180,164	78,032	7,942
Lan Argentina S.A.	214,426	192,590	21,836	205,672	203,567	2,105	100,172	(10,104)
Transporte Aéreo S.A.	359,693	69,459	290,234	120,399	37,049	83,350	88,492	5,105
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	94,160	58,867	35,293	93,535	89,802	3,733	69,622	(24,970)
Aerovías de Integración Regional, AIRES S.A.	188,518	69,591	118,927	36,009	24,936	11,073	72,326	(32,109)
TAM S.A. (*)	8,695,458	2,372,047	6,323,411	7,983,671	3,249,581	4,734,090	3,257,059	(349,762)

(*) Corresponds to consolidated information of TAM S.A. and Subsidiaries.

 (b)    Non-controlling interest

			As of	As of	As of	As of
Equity		Country	June 30,	December 31,	June 30,	December 31,
	Tax No.	of origin	2014	2013	2014	2013
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	(863)	3,423
Lan Cargo S.A. y Filiales	93.383.000-4	Chile	0.10605	0.10605	553	591
Inversiones Lan S.A. y Filiales	96.575.810-0	Chile	0.29000	0.29000	21	19
Promotora Aérea Latinoamericana S.A. y Filiales	0-E	Mexico	51.00000	51.00000	1,018	1,315
Aerolinheas Brasileiras S.A. y Filiales	0-E	Brazil	0.00000	0.00000	-	-
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	28.05000	28.05000	(20,510)	(14,688)
Inversora Cordillera S.A. y Filiales	0-E	Argentina	4.22000	4.22000	823	966
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	186	221
Aerotransporte Mas de Carga S.A.	0-E	Mexico	0.00200	0.00200	-	-
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	2	1
Americonsult S.A. y Filiales	0-E	Mexico	0.20000	0.20000	-	-
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	2	8
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(1,040)	660
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	63	370
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,141	1,695
Multiplus S.A.	0-E	Brazil	27.20000	27.15000	102,099	93,057

Total					83,495	87,638

			As of	As of	For the 6 months ended		For the 3 months ended
Incomes		Country	June 30,	June 30,	June 30,		June 30,
	Tax No.	of origin	2014	2013	2014	2013	2014	2013
			%	%	ThUS$	ThUS$	ThUS$	ThUS$

			Unaudited

Lan Perú S.A	0-E	Peru	30.00000	30.00000	(3,868)	(5,497)	(1,645)	(453)
Lan Cargo S.A. y Filiales	93.383.000-4	Chile	0.10605	0.10605	(35)	141	(13)	136
Inversiones Lan S.A. y Filiales	96.575.810-0	Chile	0.29000	0.29000	1	3	(1)	1
Promotora Aerea Latinoamericana S.A. y Filiales	0-E	Mexico	51.00000	51.00000	(306)	(526)	481	268
Aerolinheas Brasileiras S.A. y Filiales	0-E	Brasil	0.00000	26.70000	-	1,146	-	4,038
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	28.05000	28.05000	(5,821)	(7,004)	(3,751)	(4,420)
Inversora Cordillera S.A. y Filiales	0-E	Argentina	4.22000	4.22000	133	77	67	56
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	29	24	15	12
Aerotransporte Mas de Carga S.A.	0-E	Mexico	0.00200	0.00200	-	-	-	-
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	-	-	-	-
Americonsult S.A. y Filiales	0-E	Mexico	0.20000	0.20000	-	-	-	-
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	3	-	3	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(709)	(87)	(373)	78
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	1.02665	(324)	(332)	(198)	(157)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	31	180	(117)	96
Multiplus S.A.	0-E	Brazil	27.20000	27.13000	17,198	14,597	9,514	7,330

Total					6,332	2,722	3,982	6,985

NOTE 16 - EQUITY ACCOUNTED INVESTMENTS

The composition of investments accounted for using the equity method is as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
(a) Related companies	1,213	3,572
(b) Joint Ventures	1,641	3,024

Equity accounted investments	2,854	6,596

(a)      Related Companies

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of June 30, 2014 and December 31, 2013, and the statements of income, for the periods ended at June 30, 2014, and December 31, 2013.

As of June 30, 2014 (Unaudited)
	Assets	Liabilities
	ThUS$	ThUS$
Current	2,094	779
Non-current	286	109

Total	2,380	888

As of December 31, 2013
	Assets	Liabilities
	ThUS$	ThUS$
Current	2,147	670
Non-current	331	109

Total	2,478	779

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Total operating revenues	1,217	1,149	999	948
Total expenses	(1,216)	(1,115)	(889)	(1,168)

Sum of net income	1	34	110	(220)

As an investment in associates, the Company has shown its holdings in the following companies: Austral Sociedad Concesionaria S.A. and Lufthansa Lan Technical Training S.A. The Company made no investments in associates during the first half of 2014.

			Percentage of ownership		Cost of investment
Company	Country of incorporation	Functional currency	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013
			% Unaudited	%	ThUS$ Unaudited	ThUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates between January 1, 2013 and June 30, 2014 is as follows:

ThUS$

Opening balance as of January 1, 2013	1,619

Participation in profits (losses)	17
Adjustment to participation in previous years profits	509

Total changes in investments in associated entities	526

Closing balance as of June 30, 2013 (Unaudited)	2,145

Opening balance as of July 1, 2013	2,145

Participation in profits (losses)	324
Other increases, investments in associated entities	1,103

Total changes in investments in associated entities	1,427

Closing balance as of December 31, 2013	3,572

Opening balance as of January 1, 2014	3,572

Participation in profits (losses)	(1)
Dividends received	(290)
Other increases, investments in associated entities	(2,068)

Total changes in investments in associated entities	(2,359)

Closing balance as of June 30, 2014 (Unaudited)	1,213

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

(b)        Joint Venture

Multiplus S.A., a subsidiary of TAM S.A. and AIMIA Newco UK LLP (“Aimia”) jointly control the Companhia Brasileira de Serviços de Fidelização S.A. (“CBSF”). The company was incorporated on April 2, 2012, whose corporate name was changed to Prismah Fidelidade S.A. (“Prismah”).

The purpose of Prismah Fidelidade S.A. is the provision of various services, the development of programs related to loyalty programs/customer relationships and sales incentive programs for companies. Their activities include but are not limited to: the customer relationship management, technical and technological consulting, and through points programs or other ways of possible changes, the conversion of loyalty program points.

The shareholding participation in Prismah Fidelidade S.A., does not allow unilateral decisions that affect investment returns. Multiplus S.A. owns 50% of company shares and participation is accounted by the equity method proportional investment, initially recognized at cost. The participation in earnings of the company are recognized in income and the participation in changes in reserves are recognized in reserves of Multiplus S.A.

The movement investment between January 1, 2013 and June 30, 2014 is as follows:

	Amount of shares	ThUS$

Opening balance as of January 1, 2013	6,572,000	2,138
Future advance capital increase	-	4,977
Equity accounted earnings	-	(2,000)
Conversion difference affiliates	-	(32)

Closing balance at June 30, 2013 (Unaudited)	6,572,000	5,083

Opening balance as of July 1, 2013	6,572,000	5,083
Equity accounted earnings	-	(1,833)
Conversion difference affiliates	-	(226)

Closing balance at December 31, 2013	6,572,000	3,024

Opening balance as of January 1, 2014	6,572,000	3,024
Equity accounted earnings	-	(1,503)
Conversion difference affiliates	-	120

Closing balance at June 30, 2014 (Unaudited)	6,572,000	1,641

The company Prismah Fidelidade S.A. as of June 30, 2014, has the following items:

	As of June 30, 2014	As of December 31, 2013
	Unaudited
Social capital ThUS$	16,323	16,323
Number of ordinary shares	35,200,194	35,200,194
Ordinary shares owned by Multiplus S.A.	17,600,097	17,600,097

Participation %	50	50

	ThUS$	ThUS$
Equity accounted investments	1,641	3,024
Current assets	2,717	6,985
Non-current assets	1,591	1,481
Current liabilities	1,018	2,418

	For the periods ended June 30,
	2014		2013
	ThUS$		ThUS$

		Unaudited

Result of the period	(3,007)		(3,999)
Equity accounted earnings	(1,503)		(2,000)
Revenues in the period	345		201
Expense in the period	(3,352)		(4,200)

NOTE 17 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

Classes of intangible assets (net)	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Computer software	140,390	143,124
Developing software	58,371	46,075
Airport slots	1,448,431	1,361,807
Loyalty program	482,780	453,907
Trademarks	93,931	88,314
Other assets	-	81

Total	2,223,903	2,093,308

Classes of intangible assets (gross)	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Computer software	303,572	278,721
Developing software	58,371	46,075
Airport slots	1,448,431	1,361,807
Loyalty program	482,780	453,907
Trademarks	93,931	88,314
Other assets	808	808

Total	2,387,893	2,229,632

The movement in Intangible assets other than goodwill between January 1, 2013 and June 30, 2014 is as follows:

	Computer software Net	Developing software	Airport slots (*)	Trademarks and loyalty program (*)	Other assets Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	144,244	54,635	1,561,130	621,584	806	2,382,399
Additions	1,174	22,626	-	-	8	23,808
Withdrawals	(94)	(1,406)	-	-	-	(1,500)
Transfer software	17,998	(19,127)	-	-	6,319	5,190
Difference by subsidiaries conversion	(3,521)	(2,977)	(121,263)	(48,283)	(44)	(176,088)
Amortization	(30,920)	-	-	-	(382)	(31,302)

Closing balance as of June 30, 2013 (Unaudited)	128,881	53,751	1,439,867	573,301	6,707	2,202,507

Opening balance as of July 1, 2013	128,881	53,751	1,439,867	573,301	6,707	2,202,507
Additions	13,529	24,573	-	-	(8)	38,094
Withdrawals	(373)	(569)	-	-	-	(942)
Transfer software	28,446	(29,763)	-	-	(6,811)	(8,128)
Subsidiaries conversion difference	(2,021)	(1,917)	(78,060)	(31,080)	(28)	(113,106)
Amortization	(25,338)	-	-	-	221	(25,117)

Closing balance as of December 31, 2013	143,124	46,075	1,361,807	542,221	81	2,093,308

Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	10,021	26,032	-	-	-	36,053
Withdrawals	(1,212)	(1,494)	-	-	-	(2,706)
Transfer software	12,207	(14,347)	-	-	-	(2,140)
Subsidiaries conversion difference	3,835	2,105	86,624	34,490	-	127,054
Amortization	(27,585)	-	-	-	(81)	(27,666)

Closing balance as of June 30, 2014 (Unaudited)	140,390	58,371	1,448,431	576,711	-	2,223,903

The airport slots correspond to an administrative authorization for the arrival and departure of aircraft, in a specific airport, within a period of time.

The coalition and loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus.

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 3 and 7 years.

Intangible assets with undefined useful lives are tested annually for impairment as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 18)

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of June 30, 2014 amounts to ThUS$ 163,182 (ThUS$ 135,597 as of December 31, 2013). The accumulated amortization of other identifiable intangible assets as of June 30, 2014 amounts to ThUS$ 808 (ThUS$ 727 as of December 31, 2013).

(*) See Note 2.5

NOTE 18 – GOODWILL

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiaries at the acquisition date. Goodwill at June 30, 2014 amounted to ThUS$ 3,956,638 (ThUS$ 3,727,605 as revised at December 31, 2013).

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”; consistent with this, at December 31, 2013 was performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

At December 31, 2013, the recoverable amounts of cash generating units have been determined from estimated cash flows by the Administration. The main assumptions used are disclosed as follows:

Air transportation CGU

—	Long-term growth rate: We used a growth rate between 2.0% and 4.0% per year.
—	Exchange rate R$/US$: we used a rate between 2.40 and 3.50 R$/US$, in line with the expectations of the central bank of Brazil.
—	Discount rate: based on the weighted average cost of capital (WACC) we used a rate between 10.0% and 12.0%.
—	Fuel Price: prices are used in a range of 124.50 and 130.50 US$/barrel, from futures price curves commodities markets.

Coalition and loyalty program Multiplus CGU (*)

—	Long-term growth rate: We used a growth rate between 4.0% and 7.0% per year.
—	Exchange rate R$ / US$: we used a rate between 2.40 and 3.50 R$ / US $, in line with the expectations of the central bank of Brazil.
—	Discount rate: based on cost of equity (CoE) we used a rate between 20.0% and 25.0%.

(*) For the Coalition and loyalty program Multiplus CGU the flows, as in the growth rate and discount, are denominated in real.

Given the expectation of growth and the long investment cycles characteristic of the industry, are used projections of ten years.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

Air transportation CGU

—	Using a discount rate up to 12.0%
—	Using a minimum growth rate of 2.0%

Coalition and loyalty program Multiplus CGU

—	Using a discount rate up to 24.5%
—	Using a minimum growth rate of 4.5%

In none of the previous cases was presented impairment.

The movement of Goodwill from January 1, 2013 to June 30, 2014, is as follows:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of january 1, 2013	3,361,906	851,254	4,213,160
Increase (decrease) due to exchange rate differences	(256,856)	(66,123)	(322,979)

Closing balance as June 30, 2013 (Unaudited)	3,105,050	785,131	3,890,181

Saldo inicial al 1 de julio de 2013	3,105,050	785,131	3,890,181
Others	44,860	-	44,860
Increase (decrease) due to exchange rate differences	(164,873)	(42,563)	(207,436)

Closing balance as December 31, 2013	2,985,037	742,568	3,727,605

Opening balance as of january 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	181,799	47,234	229,033

Closing balance as June 30, 2014 (Unaudited)	3,166,836	789,802	3,956,638

NOTE 19 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Construction in progress	948,130	858,650	-	-	948,130	858,650
Land	61,940	59,352	-	-	61,940	59,352
Buildings	266,519	247,263	(85,613)	(75,478)	180,906	171,785
Plant and equipment	7,997,517	8,461,456	(1,719,234)	(1,708,668)	6,278,283	6,752,788
Own aircraft	6,880,136	7,409,394	(1,325,360)	(1,347,671)	5,554,776	6,061,723
Other	1,117,381	1,052,062	(393,874)	(360,997)	723,507	691,065
Machinery	83,705	73,561	(46,979)	(41,509)	36,726	32,052
Information technology equipment	202,121	182,108	(147,335)	(135,889)	54,786	46,219
Fixed installations and accessories	99,607	97,212	(50,709)	(46,620)	48,898	50,592
Motor vehicles	83,320	75,150	(55,026)	(51,128)	28,294	24,022
Leasehold improvements	163,460	88,641	(96,928)	(71,872)	66,532	16,769
Other property, plants and equipment	5,099,598	4,791,236	(2,128,823)	(1,820,679)	2,970,775	2,970,557
Financial leasing aircraft	4,915,210	4,618,127	(2,082,401)	(1,777,980)	2,832,809	2,840,147
Other	184,388	173,109	(46,422)	(42,699)	137,966	130,410

Total	15,005,917	14,934,629	(4,330,647)	(3,951,843)	10,675,270	10,982,786

The movement in the different categories of Property, plant and equipment from January 1, 2013 to June 30, 2014 is shown below:

(a) As of June 30, 2013
	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	1,153,003	65,307	175,070	6,360,115	40,463	42,343	4,722	21,728	3,944,325	11,807,076

Additions	7,823	-	6,341	1,053,751	10,930	5,435	169	-	23,849	1,108,298
Disposals	-	-	-	(53,676)	(14)	-	(60)	-	(644,349)	(698,099)
Retirements	(277)	-	(39)	(42,791)	(213)	(8)	(6)	-	(2,679)	(46,013)
Depreciation expenses	-	-	(6,201)	(224,210)	(7,142)	(4,247)	(153)	(4,603)	(189,635)	(436,191)
Conversion difference subsidiaries	(37,257)	(3,621)	(6,764)	(44,767)	(1,456)	(786)	(251)	(1)	(215,570)	(310,473)
Other increases (decreases)	(198,570)	(2)	1,584	(358,052)	618	3,886	(2,644)	-	348,501	(204,679)

Changes, total	(228,281)	(3,623)	(5,079)	330,255	2,723	4,280	(2,945)	(4,604)	(679,883)	(587,157)

Closing balance as of June 30, 2013 (Unaudited)	924,722	61,684	169,991	6,690,370	43,186	46,623	1,777	17,124	3,264,442	11,219,919

(b) As of December 31, 2013
	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of July 1, 2013	924,722	61,684	169,991	6,690,370	43,186	46,623	1,777	17,124	3,264,442	11,219,919

Additions	9,908	-	5,457	501,916	11,216	2,228	134	-	45,854	576,713
Disposals	-	-	-	(87,652)	(17)	-	(101)	-	(288)	(88,058)
Retirements	(338)	-	(391)	(22,360)	(57)	(7)	(4)	(219)	(17,037)	(40,413)
Depreciation expenses	-	-	(5,567)	(222,293)	(6,989)	(4,646)	(159)	(7,678)	(146,951)	(394,283)
Conversion difference subsidiaries	(16,195)	(2,334)	(5,650)	(26,246)	(1,919)	(741)	(35)	-	(105,168)	(158,288)
Other increases (decreases)	(59,447)	2	7,945	(26,617)	799	7,135	132	7,542	(70,295)	(132,804)

Changes, total	(66,072)	(2,332)	1,794	116,748	3,033	3,969	(33)	(355)	(293,885)	(237,133)

Closing balance as of December 31, 2013	858,650	59,352	171,785	6,807,118	46,219	50,592	1,744	16,769	2,970,557	10,982,786

(c) As of June 30, 2014
	Construction in progress	Land	Buildings net	Plant and equipment net		Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Other property, plant and equipment net	Property, plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Additions	9,469	-	5,932	390,512		14,091	1,617	964	-	56,991	479,576
Disposals	-	-	-	(558,905)	(*)	(5)	-	-	-	-	(558,910)
Retirements	(129)	-	(27)	(19,242)		(59)	(212)	(41)	-	(20,997)	(40,707)
Depreciation expenses	-	-	(7,046)	(202,719)		(8,046)	(4,440)	(183)	(9,168)	(164,359)	(395,961)
Conversion difference subsidiaries	12,166	2,588	5,818	26,876		890	(437)	(1)	-	103,597	151,497
Other increases (decreases)	67,974	-	4,444	(102,829)		1,696	1,778	9	58,931	24,986	56,989

Changes, total	89,480	2,588	9,121	(466,307)		8,567	(1,694)	748	49,763	218	(307,516)

Closing balance as of June 30, 2014 (Unaudited)	948,130	61,940	180,906	6,340,811		54,786	48,898	2,492	66,532	2,970,775	10,675,270

(*) During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(d)         Composition of the fleet

Aircraft included in the Company’s Property, plant and equipment:

		As of	As of
Aircraft	Model	June 30,	December 31,
		2014	2013
		Unaudited

Boeing 767	300	1	3
Boeing 767	300ER	34	34
Boeing 767	300F	8	8
Boeing 777	300ER	4	8
Boeing 777	Freighter	2	2
Boeing 787	800	3	3
Airbus A319	100	39	39
Airbus A320	200	95	95
Airbus A321	200	13	9
Airbus A330	200	8	8
Airbus A340	500	2	2

Total		209	211

Operating leases:

		As of	As of
Aircraft	Model	June 30,	December 31,
		2014	2013
		Unaudited

Boeing 767	300ER	6	6
Boeing 767	300F	3	4
Boeing 777	300ER	6	2
Boeing 777	Freighter	2	2
Boeing 787	800	3	2
Airbus A319	100	15	15
Airbus A320	200	64	65
Airbus A321	200	3	1
Airbus A330	200	5	12
Airbus A340	300	3	4
Boeing 737	700	-	5
Bombardier	Dhc8-200	7	7
Bombardier	Dhc8-400	1	3

Total		118	128

Total fleet		327	339

(e)        Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum

Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	3	20

(*)      Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

Exist 3 aircraft under operating lease contracts, which according to the stated policy, are classified as finance leases because the present value of the payments represents most of the economic value of the property. The useful life assigned is 6 years, according to the duration of the contracts.

(**)    Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 395,961 (ThUS$ 436,191 at June 30, 2013). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(f)         Additional information regarding Property, plant and equipment:

(i)       Property, plant and equipment pledged as guarantee:

In the period ended June 30, 2014, were added direct guarantees by four Airbus A321-200 aircraft. Additionally, as result of fleet transfer plan from TAM S.A. to LATAM Airlines Group S.A., the Company added direct guarantees associated with two Airbus A319-100 aircraft, eight Airbus A320-200 aircraft and seven Airbus A321-200 aircraft.

Moreover, the Company sold its interest in the permanent establishments Flamenco Leasing LLC, Cisne Leasing LLC, Becacina Leasing LLC and Tricahue Leasing LLC. Products of the above direct guarantees associated with seven Boeing 767-300 aircraft were removed.

Additionally, as a result of sale, direct guarantees associated with four Boeing 777-300 aircraft were removed.

Description of Property, plant and equipment pledged as guarantee:

			As of June 30, 2014		As of December 31, 2013
Creditor of guarantee	Assets committed	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$

			Unaudited

Wilmington Trust Company	Aircraft and engines	Boeing 767	1,049,809	1,332,801	1,437,810	1,827,349
		Boeing 777 / 787	233,806	273,169	777,796	880,470
Banco Santander S.A.	Aircraft and engines	Airbus A319	70,187	102,806	74,042	105,353
		Airbus A320	614,632	807,498	643,945	829,185
		Airbus A321	41,414	48,154	43,071	49,208
BNP Paribas	Aircraft and engines	Airbus A319	199,155	275,167	209,993	281,846
		Airbus A320	189,490	249,947	199,114	257,857
Credit Agricole	Aircraft and engines	Airbus A319	64,505	146,449	32,251	99,241
		Airbus A320	140,717	193,687	96,774	153,531
		Airbus A321	65,026	102,623	-	-
JP Morgan	Aircraft and engines	Boeing 777	248,416	291,302	259,272	292,486
Wells Fargo	Aircraft and engines	Airbus A320	318,971	374,864	331,854	384,273
Bank of Utah	Aircraft and engines	Airbus A320	268,542	339,277	277,622	347,765
DVB Bank SE	Aircraft and engines	Boeing 767	-	-	95,292	151,824
Natixis	Aircraft and engines	Airbus A320	16,256	18,411	-	-
		Airbus A321	205,306	262,686	-	-
Citibank N. A.	Aircraft and engines	Airbus A320	95,058	96,866	-	-
		Airbus A321	58,935	60,208	-	-

Total direct guarantee			3,880,225	4,975,915	4,478,836	5,660,388

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at June 30, 2014 amounted to ThUS$ 1,956,477 (ThUS$ 2,167,470 at December 31, 2013). The book value of assets with indirect guarantees as of June 30, 2014 amounts to ThUS$ 2,771,151 (ThUS$ 2,767,593 as of December 31, 2013).

(ii)      Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	150,297	160,116
Commitments for the acquisition of aircraft (*)	22,900,000	23,900,000

(*) According to the manufacturer’s price list.

In December 2009, the Company signed a purchase commitment with Airbus S.A.S. for the purchase of 30 aircraft of the A320 family with deliveries between 2011 and 2016. Later, in December 2010 the Company signed a new commitment to this manufacturer for the acquisition of 50 aircraft of the same family with deliveries between 2012 and 2016. Additionally, in June 2011, a contract was signed for 20 additional aircraft of the A320 NEO family with deliveries between 2017 and 2018.

With regards to the above, as of June 30, 2014, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 56 Airbus aircraft of the A320 family to be delivered between 2014 and 2018. The approximate amount is ThUS$ 5,100,000, according to the manufacturer’s price list.

On October 2007, we signed a binding purchase agreement with The Boeing Company for the purchase of 26 Boeing 787 aircraft with deliveries starting in 2012. Moreover, purchase contracts were signed with the same manufacturer in February, May and December 2011, 3, 5 and 2 aircraft 767-300, respectively.

As of June 30, 2014, and as a result of different aircraft purchase contracts signed with The Boeing Company, remain to receive a total of 20 787 Dreamliner aircraft, with delivery dates between 2014 and 2018. The approximate amount, according to the manufacturer’s price list, is ThUS$ 4,000,000. Additionally, the Company has valid purchase options for 15 787 Dreamliner aircraft.

The acquisition of these aircraft is part of the strategic plan for the long-term fleet.

Additionally, as a result of the business combination with TAM S.A. and Subsidiaries the following commitments are incorporated:

In November 2006, a purchase commitment was signed with Airbus S.A.S. for the acquisition of 31 A320 family aircraft and 6 A330-200 aircraft, with deliveries between 2007 and 2010. Subsequently, in January 2008 signed a new commitment for the acquisition of 20 additional A320 family aircraft and 4 aircraft A330-200, with deliveries between 2010 and 2014, also signed a purchase commitment for 22 A350 aircraft. In July 2010, signed a purchase commitment for the acquisition of 20 A320 family aircraft with deliveries between 2014 and 2015 and on the same date the option was exercised to purchase 5 A350. In October 2011, a new commitment was signed to this manufacturer for the acquisition of 10 additional aircraft of the A320 family with deliveries between 2016 and 2017, plus 22 family aircraft A320 NEO with deliveries between 2016 and 2018.

With the above, at June 30, 2014, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 51 aircraft Airbus A320 family, with deliveries between 2014 and 2018, and 27 Airbus aircraft A350 family with delivery dates starting from 2015. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

In December 2008, a new commitment purchase agreement was signed with The Boeing Company for 2 777 aircraft with deliveries in 2013, and in February 2011 an agreement was signed for the purchase of another 2 777 aircraft with deliveries in 2014.

With the above, at June 30, 2014, due to the various purchase contracts signed with The Boeing Company, remain to receive 2 777 aircraft, whose delivery was scheduled for 2014, which has been rescheduled for 2017. Additionally, the Company has valid purchase options for other 2 777 aircraft.

The approximate amount of individual purchase contracts incorporated for the effect of the business combination with TAM S.A. and Subsidiaries is ThUS$ 13,800,000, according to the manufacturers price list.

(iii)     Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		June 30,
		2014	2013

		Unaudited
Average rate of capitalization of capitalized interest costs	%	3.20	3.69
Costs of capitalized interest	ThUS$	11,507	18,105

(iv)     Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	Model	As of June 30, 2014	As of December 31, 2013
			Unaudited

Agonandra Statutory Trust	Airbus A319	100	4	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Air Canada	Airbus A340	500	2	2
AWMS I (AWAS)	Boeing 767	300	1	3
Becacina Leasing LLC	Boeing 767	300ER	1	-
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	-
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	-
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	4	4
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	12	12
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
TMF Interlease Aviation III B.V.	Airbus A319	100	1	3
TMF Interlease Aviation III B.V.	Airbus A320	200	4	12
TMF Interlease Aviation III B.V.	Airbus A321	200	-	7
Tricahue Leasing LLC	Boeing 767	300ER	3	-
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Bank North National Association (ILFC)	Airbus A330	200	1	1

Total			87	99

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of June 30, 2014 the Company had eighty seven aircraft (ninety nine aircraft as of December 31, 2013).

During the first quarter of 2014, due to the sale of its participation in the permanent establishments Flamenco Leasing LLC, Cisne Leasing LLC, Becacina Leasing LLC and Tricahue Leasing LLC, the Company increased its number of aircraft on lease by seven Boeing 767-300. Therefore, these aircraft were reclassified from the Plant and equipment category to the category Other property plant and equipment. For other hand, as result of fleet transfer plan from TAM S.A. to LATAM Airlines Group S.A., the Company decreases its number of aircraft on lease by one Airbus A319-100 aircraft, four Airbus A320-200 and five Airbus A321-200 aircraft as a result of modifications in its financial contracts. Therefore, these aircraft were reclassified from the Other property plant and equipment category to the category Plant and equipment.

Additionally, the contracts system applied to four Boeing 777 aircraft was changed from financial leasing to operative leasing. As a result, the mentioned aircraft are no longer included under Property, plant, and equipment.

For other hand, The Company decreases its number of aircraft on lease by two Boeing 767-300 aircraft as a result of its return. These aircraft were on operative leasing agreement, but according to the stated policy were classified as financial leasing.

The book value of assets under financial leases as of June 30, 2014 amounts to ThUS$ 2,832,809 (ThUS$ 2,840,147 as of December 31, 2013).

The minimum payments under financial leases are as follows:

As of June 30, 2014 (Unaudited)
	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$

No later than one year	440,005	(57,674)	382,331
Between one and five years	1,338,939	(127,790)	1,211,149
Over five years	500,337	(15,442)	484,895

Total	2,279,281	(200,906)	2,078,375

As of December 31, 2013
	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$

No later than one year	462,157	(53,925)	408,232
Between one and five years	1,406,384	(118,702)	1,287,682
Over five years	633,120	(19,562)	613,558

Total	2,501,661	(192,189)	2,309,472

NOTE 20 - TAXES AND DEFERRED TAXES

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

The balances of deferred taxes are as follows:

	Assets		Liabilities
Concept	As of June 30, 2014	As of December 31, 2013	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Depreciation	(16,296)	(17,152)	640,298	557,845
Leased assets	(170,048)	(147,074)	21,187	46,688
Amortization	(4,782)	(10,778)	111,299	113,579
Provisions	294,548	317,883	(185,359)	(207,358)
Revaluation of financial instruments	-	562	(11,537)	(15,508)
Tax losses	342,141	267,189	(389,180)	(284,339)
Revaluation property, plant and equipment	7,251	-	-	(18,544)
Intangibles	-	-	631,066	593,325
Others	5,955	(7,668)	(19,287)	(18,460)

Total	458,769	402,962	798,487	767,228

The balance of deferred tax assets and liabilities are composed principally of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities from January 1, 2013 to June 30, 2014 are as follows:

(a) From January 1 to June 30, 2013 (Unaudited)
	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$

Depreciation	(454,845)	(21,542)	-	2,697	-	(473,690)
Leased assets	(268,619)	135,709	-	2,464	-	(130,446)
Amortization	(76,763)	25,275	-	1,454	-	(50,034)
Provisions	555,423	(371,000)	-	(40,042)	-	144,381
Revaluation of financial instruments	36,919	(9,537)	(8,358)	(1,004)	-	18,020
Tax losses	420,578	189,263	-	(10,535)	-	599,306
Revaluation property, plant and equipment	22,892	36,931	-	(4,647)	-	55,176
Intangibles	(680,167)	163,174	-	52,833	-	(464,160)
Others	28,310	(13,791)	-	(15,082)	(4,531)	(5,094)

Total	(416,272)	134,482	(8,358)	(11,862)	(4,531)	(306,541)

(b) From July 1 to December 31, 2013
	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$

Depreciation	(473,690)	(103,042)	-	1,735	-	(574,997)
Leased assets	(130,446)	(64,902)	-	1,586	-	(193,762)
Amortization	(50,034)	(75,260)	-	937	-	(124,357)
Provisions	144,381	406,636	-	(25,776)	-	525,241
Revaluation of financial instruments	18,020	9,683	(10,987)	(646)	-	16,070
Tax losses	599,306	(40,997)	-	(6,781)	-	551,528
Revaluation property, plant and equipment	55,176	(33,641)	-	(2,991)	-	18,544
Intangibles	(464,160)	(163,175)	-	34,010	-	(593,325)
Others	(5,094)	23,335	-	(12,989)	5,540	10,792

Total	(306,541)	(41,363)	(10,987)	(10,915)	5,540	(364,266)

(c) From January 1 to June 30, 2014 (Unaudited)
	Beginning balance Asset (liability)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(574,997)	(79,671)	-	(1,926)	-	(656,594)
Leased assets	(193,762)	4,287	-	(1,760)	-	(191,235)
Amortization	(124,357)	9,315	-	(1,039)	-	(116,081)
Provisions	525,241	(73,938)	-	28,604	-	479,907
Revaluation of financial instruments	16,070	(10,496)	5,246	717	-	11,537
Tax losses	551,528	172,267	-	7,526	-	731,321
Revaluation property, plant and equipment	18,544	(14,612)	-	3,319	-	7,251
Intangibles	(593,325)	-	-	(37,741)	-	(631,066)
Others	10,792	5,695	-	12,062	(3,307)	25,242

Total	(364,266)	12,847	5,246	9,762	(3,307)	(339,718)

Deferred tax assets not recognized:
	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Tax losses	4,365	6,538

Total Deferred tax assets not recognized	4,365	6,538

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. The Company has not recognized deferred tax assets of ThUS$ 4,365 (ThUS$ 6,538 at December 31, 2013) compared to a loss of ThUS$ 12,418 (ThUS$ 28,855 at December 31, 2013) to offset against future years tax benefits.

Expense (income) for deferred and current income taxes for the periods ended at June 30, 2014 and June 30, 2013, respectively, are as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited
Expense for current income tax
Current tax expense	41,334	36,414	22,122	20,315
Adjustment to previous period’s current tax	404	246	404	174
Other current tax expense	-	-	-	(21)

Total current tax expense, net	41,738	36,660	22,526	20,468

Expense for deferred income taxes
Deferred expense for taxes related to the creation and reversal of temporary differences	(16,934)	(134,002)	(8,913)	(147,053)
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	4,087	(480)	2,819	(4,110)

Total deferred tax expense, net	(12,847)	(134,482)	(6,094)	(151,163)

Income tax expense	28,891	(97,822)	16,432	(130,695)

Composition of income tax expense (income):
	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Current tax expense, net, foreign	42,383	30,678	23,718	18,115
Current tax expense, net, Chile	(645)	5,982	(1,192)	2,353

Total current tax expense, net	41,738	36,660	22,526	20,468

Deferred tax expense, net, foreign	40,840	(148,723)	3,558	(159,208)
Deferred tax expense, net, Chile	(53,687)	14,241	(9,652)	8,045

Deferred tax expense, net, total	(12,847)	(134,482)	(6,094)	(151,163)

Income tax expense	28,891	(97,822)	16,432	(130,695)

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the periods ended June 30,
	2014	2013
	ThUS$	ThUS$

	Unaudited

Tax expense using the legal rate	(14,271)	(76,980)

Tax effect of rates in other jurisdictions	(7,981)	(7,995)
Tax effect of non-taxable operating revenues	(31,747)	(34,905)
Tax effect of disallowable expenses	82,078	21,137
Other increases (decreases) in legal tax charge	812	921

Total adjustments to tax expense using the legal rate	43,162	(20,842)

Tax expense using the effective rate	28,891	(97,822)

Reconciliation of legal tax rate to effective tax rate:

	For the periods ended June 30,
	2014	2013
	%	%

	Unaudited

Legal tax rate	20.00	20.00

Effect of tax rates in other jurisdictions	11.19	2.08
Effect of tax rate on non-taxable operating revenues	44.49	9.07
Effect of tax rate on disallowable expenses	(115.03)	(5.49)
Other increase (decrease) in legal tax rate	(1.14)	(0.24)

Total adjustment to the legal tax rate	(60.49)	5.42

Total effective tax rate	(40.49)	25.42

Deferred taxes related to items charged to net equity:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Aggregate deferred taxation of components of other comprehensive income	5,246	(8,358)	3,337	(1,401)
Aggregate deferred taxation related to items charged to net equity	(1,720)	-	(860)	-

Total deferred taxes related to items charged to net equity	3,526	(8,358)	2,477	(1,401)

Deferred tax effects of the components of other comprehensive income:

	As of June 30, 2014 (Unaudited)
	Amount before	Income tax expense	Amount after
	taxes	(income)	taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	32,577	(5,246)	27,331
Translation adjustment	(280,745)	-	(280,745)

		(5,246)

	As of June 30, 2013 (Unaudited)
	Amount before	Income tax expense	Amount after
	taxes	(income)	taxes
	ThUS$	ThUS$	ThUS$
Cash-flow hedges	(43,153)	8,358	(34,795)
Translation adjustment	354,175	-	354,175

		8,358

NOTE 21 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of June 30,	As of December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	1,440,260	1,969,281
(b) Derivatives not recognized as a hedge	2,871	4,040
(c) Hedge derivatives	79,216	66,466

Total current	1,522,347	2,039,787

Non-current
(a) Interest bearing loans	7,149,815	7,803,588
(b) Derivatives not recognized as a hedge	605	1,491
(c) Hedge derivatives	43,504	54,906

Total non-current	7,193,924	7,859,985

(a)        Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of June 30,	As of December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	280,164	401,263
Bank loans	219,259	602,618
Guaranteed obligations	416,103	455,512
Other guaranteed obligations	61,524	31,109

Subtotal bank loans	977,050	1,490,502
Obligation with the public	22,060	21,761
Financial leases	393,307	423,537
Other loans	47,843	33,481

Total current	1,440,260	1,969,281

Non-current
Bank loans	183,647	322,207
Guaranteed obligations	3,350,125	3,776,910
Other guaranteed obligations	124,873	64,247

Subtotal bank loans	3,658,645	4,163,364
Obligation with the public	1,116,839	1,116,671
Financial leases	1,696,368	1,902,715
Other loans	677,963	620,838

Total non-current	7,149,815	7,803,588

Total obligations with financial institutions	8,590,075	9,772,869

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans at June 30, 2014 and December 31, 2013, are as follows:

	As of June 30,	As of December 31,
	2014	2013
Currency	ThUS$	ThUS$
	Unaudited
Argentine peso	40,964	43,335
Brazilian real	53,098	76,674
Chilean peso (U.F.)	231,328	267,554
Euro	726	2,029
US Dollar	8,263,959	9,383,277

Total	8,590,075	9,772,869

Interest-bearing loans due in installments to June 30, 2014 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Curr- ency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effect- ive rate	Nom- inal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters

97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,120	-	-	-	-	100,120	At expiration	0.52	0.52
97.036.000-K	SANTANDER	Chile	US$	100,000	-	-	-	-	100,000	100,036	-	-	-	-	100,036	At expiration	0.40	0.40
97.006.000-6	BCI	Chile	US$	80,000	-	-	-	-	80,000	80,008	-	-	-	-	80,008	At expiration	0.53	0.53

Bank loans

97.036.000-K	SANTANDER	Chile	US$	-	-	11,377	-	-	11,377	14	-	11,377	-	-	11,391	At expiration	3.10	3.10
97.023.000-9	CORPBANCA	Chile	UF	15,251	45,752	122,007	49,100	-	232,110	16,883	45,753	120,105	48,587	-	231,328	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	6,148	12,296	-	-	-	18,444	6,260	12,296	-	-	-	18,556	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	-	22,132	-	-	-	22,132	276	22,132	-	-	-	22,408	Monthly	23.78	23.78

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	16,703	48,240	98,296	67,487	39,522	270,248	16,227	48,240	112,534	54,143	39,522	270,666	Quarterly	1.45	1.18
0-E	PEFCO	U.S.A.	US$	2,248	2,265	-	-	-	4,513	2,254	2,263	-	-	-	4,517	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	9,098	27,810	78,647	85,662	199,147	400,364	10,487	27,810	77,208	85,129	199,010	399,644	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	30,083	91,055	248,822	257,814	735,495	1,363,269	34,695	91,055	215,912	241,559	715,622	1,298,843	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	10,977	33,375	92,097	96,892	187,097	420,438	11,508	33,374	88,284	95,164	185,706	414,036	Quarterly	0.88	0.53
97.036.000-K	SANTANDER	Chile	US$	5,074	15,392	42,198	44,006	83,842	190,512	5,379	15,392	39,565	42,828	82,950	186,114	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,599	7,946	21,934	23,100	57,295	112,874	2,796	7,946	20,173	22,258	56,456	109,629	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,283	3,898	10,777	11,360	28,644	55,962	1,440	3,897	9,904	10,941	28,220	54,402	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	13,998	42,475	116,870	122,306	380,585	676,234	17,137	42,475	95,423	111,519	366,488	633,042	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,469	13,695	38,891	28,632	78,563	164,250	5,121	13,695	38,892	28,632	78,562	164,902	Quarterly	3.26	3.26
0-E	NATIXIS	U.S.A.	US$	4,957	15,306	43,489	47,829	109,981	221,562	5,184	15,306	43,489	47,829	109,981	221,789	Quarterly	1.56	1.56
-	SWAP Aircraft arrivals	-	US$	639	1,783	3,721	2,096	405	8,644	639	1,783	3,721	2,096	405	8,644	Quarterly	-	-

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	7,765	23,635	48,454	-	-	79,854	7,813	23,635	48,454	-	-	79,902	Quarterly	1.98	1.98
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	76,418	-	-	106,255	7,699	22,377	76,419	-	-	106,495	Quarterly	1.72	1.72

Financial leases

0-E	ING	U.S.A.	US$	7,563	23,235	57,479	34,045	19,409	141,731	8,657	23,235	56,314	33,666	19,330	141,202	Quarterly	4.74	4.25
0-E	CREDIT AGRICOLE	France	US$	4,894	7,271	66,435	3,625	-	82,225	5,024	7,271	66,435	3,625	-	82,355	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	4,291	13,284	38,278	42,920	25,319	124,092	5,327	13,284	36,886	42,419	25,222	123,138	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,192	43,690	124,271	87,273	11,347	280,773	16,029	43,690	121,343	86,742	11,318	279,122	Quarterly	5.35	4.75
0-E	BNP PARIBAS	U.S.A.	US$	6,608	20,387	58,555	45,205	3,608	134,363	7,015	20,388	57,159	44,980	3,602	133,144	Quarterly	4.63	4.13
0-E	WELLFARGO	U.S.A.	US$	4,291	13,107	36,614	39,190	54,745	147,947	4,777	13,107	34,961	38,504	54,394	145,743	Quarterly	3.98	3.53
0-E	BANC OF AMERICA	U.S.A.	US$	839	1,933	4,096	-	-	6,868	865	1,933	4,096	-	-	6,894	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	-	-	227,963	-	-	227,963	2,940	2,433	227,963	-	-	233,336	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	-	-	120,831	179,443	149,726	450,000	1,050	-	120,831	179,443	149,726	451,050	Quarterly	6.00	6.00

	Total			461,429	552,340	1,788,520	1,267,985	2,164,730	6,235,004	483,660	554,770	1,727,448	1,220,064	2,126,514	6,112,456

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to June 30, 2014 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Curr- ency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effect- ive rate	Nom- inal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	BANCO DO Brazil S.A.	Brazil	US$	90,162	9,747	-	-	-	99,909	93,144	9,994	-	-	-	103,138	At Expiration	5.12	4.59
0-E	BANCO ITAU BBA	Brazil	US$	6,257	5,045	-	-	-	11,302	6,510	5,236	-	-	-	11,746	At Expiration	6.01	4.51
0-E	BANCO SAFRA	Brazil	BRL	156	160	-	-	-	316	153	157	-	-	-	310	Monthly	7.42	7.42
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	105	326	942	1,062	1,574	4,009	125	326	942	1,062	1,574	4,029	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	800,000	1,100,000	19,831	2,229	305,988	6,084	804,767	1,138,899	At Expiration	7.62	6.22

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,812	5,593	16,121	18,041	13,205	54,772	2,070	5,593	16,121	18,041	13,205	55,030	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,133	-	-	-	-	1,133	1,133	-	-	-	-	1,133	Monthly	-	-
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,103	9,569	27,546	17,481	11,571	69,270	3,225	9,569	27,546	17,481	11,571	69,392	Monthly	1.42	1.42
0-E	BNP PARIBAS	U.S.A.	US$	603	1,865	5,433	6,175	6,829	20,905	669	1,865	5,433	6,175	6,829	20,971	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	585	1,798	5,058	5,479	8,281	21,201	656	1,798	5,058	5,479	8,282	21,273	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	2,014	4,614	10,703	11,326	27,931	56,588	2,091	4,614	10,703	11,326	27,931	56,665	Quarterly	2.00	1.82
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,301	13,035	49,565	10,843	11,646	89,390	4,542	13,035	49,565	10,843	11,646	89,631	Quarterly	1.41	1.41
0-E	CREDIT AGRICOLE -CIB	France	US$	2,865	7,244	7,500	-	-	17,609	2,993	7,244	7,500	-	-	17,737	Quarterly/ Semiannual	1.66	1.59
0-E	DVB BANK SE	Germany	US$	3,125	9,375	6,250	-	-	18,750	3,179	9,375	6,250	-	-	18,804	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	591	1,052	46	-	1,886	200	591	1,052	46	-	1,889	Monthly	1.72	1.72
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	45,090	-	-	-	-	45,090	45,152	-	-	-	-	45,152	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,326	4,030	11,111	11,675	33,521	61,663	1,449	4,030	11,111	11,675	33,521	61,786	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,955	12,153	26,267	19,094	13,463	74,932	4,089	12,153	26,267	19,094	13,463	75,066	Monthly/ Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	3,922	10,064	30,796	33,358	102,326	180,466	5,423	10,064	30,796	33,358	102,326	181,967	Quarterly/ Semiannual	3.66	3.66
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,870	8,889	38,324	17,781	32,935	100,799	3,034	8,889	38,324	17,781	32,935	100,963	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	434	1,249	2,970	2,509	13,679	20,841	477	1,249	2,970	2,509	13,679	20,884	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	32,830	89,793	98,801	76,984	310,401	12,850	32,830	89,793	98,801	76,984	311,258	Quarterly	3.75	3.67
0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	521	1,582	4,343	4,533	5,379	16,358	545	1,582	4,343	4,533	5,379	16,382	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	267	274	-	-	-	541	249	257	-	-	-	506	Monthly	11.41	11.41
0-E	BANCO IBM S.A	Brazil	BRL	385	1,155	3,077	755	-	5,372	385	1,154	3,074	755	-	5,368	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	258	812	2,139	-	-	3,209	258	813	2,141	-	-	3,212	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	18	701	-	-	-	719	53	673	-	-	-	726	Monthly	6.82	6.82
0-E	SOCIETE Generale	Brazil	BRL	152	454	1,212	466	-	2,284	151	454	1,211	466	-	2,282	Monthly	11.31	11.31

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	34,159	-	-	-	-	34,159	34,159	7,261	-	-	-	41,420	Monthly	2.99	2.99

	Total			221,768	143,155	640,202	259,425	1,159,324	2,423,874	248,795	153,035	646,188	265,509	1,164,092	2,477,619

	Total consolidated			683,197	702,757	2,428,722	1,527,410	3,324,054	8,666,140	732,455	707,805	2,373,636	1,485,573	3,290,606	8,590,075

Interest-bearing loans due in installments to December 31, 2013

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Curr- ency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effect- ive rate	Nom- inal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	-	30,000	-	-	-	30,000	-	30,022	-	-	-	30,022	At expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	230,000	-	-	-	-	230,000	230,819	-	-	-	-	230,819	At expiration	1.63	1.63
97.030.000-7	ESTADO	Chile	US$	-	40,000	-	-	-	40,000	-	40,023	-	-	-	40,023	At expiration	1.06	1.06
76.100.458-1	BLADEX	Chile	US$	100,000	-	-	-	-	100,000	100,399	-	-	-	-	100,399	At expiration	1.87	1.87

Bank loans

97.036.000-K	SANTANDER	Chile	US$	-	-	115,051	-	-	115,051	153	-	115,051	-	-	115,204	At expiration	3.19	3.19
97.023.000-9	CORPBANCA	Chile	UF	15,590	46,772	124,724	81,374	-	268,460	17,475	46,771	122,780	80,528	-	267,554	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	-	15,335	-	-	-	15,335	35	15,335	-	-	-	15,370	Monthly	20.75	20.75
0-E	BBVA	Argentina	ARS	-	27,603	-	-	-	27,603	362	27,603	-	-	-	27,965	Monthly	23.78	23.78

Guaranteed obligations

0-E	ING	U.S.A.	US$	2,865	8,808	25,172	27,867	26,831	91,543	3,635	8,807	24,144	27,437	26,682	90,705	Quarterly	5.69	5.01
0-E	CREDIT AGRICOLE	France	US$	12,920	34,713	82,646	10,033	-	140,312	13,209	34,713	82,646	10,033	-	140,601	Quarterly	1.99	1.99
0-E	PEFCO	U.S.A.	US$	2,219	6,745	-	-	-	8,964	2,239	6,746	(19)	-	-	8,966	Quarterly	3.06	2.73
0-E	BNP PARIBAS	U.S.A.	US$	8,875	27,256	76,985	83,871	221,267	418,254	10,356	27,256	75,420	83,243	221,031	417,306	Quarterly	2.45	2.31
0-E	WELLS FARGO	U.S.A.	US$	46,007	139,012	378,314	389,759	1,146,684	2,099,776	52,722	139,012	330,363	365,871	1,115,366	2,003,334	Quarterly	2.47	1.76
0-E	CITIBANK	U.S.A.	US$	9,607	29,315	81,681	87,189	164,399	372,191	10,850	29,315	76,583	84,847	162,473	364,068	Quarterly	2.64	2.04
97.036.000-K	SANTANDER	Chile	US$	5,021	15,237	41,767	43,552	95,022	200,599	5,347	15,238	38,966	42,256	93,880	195,687	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,579	7,846	21,655	22,801	63,189	118,070	2,784	7,846	19,797	21,891	62,166	114,484	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,264	3,848	10,636	11,210	31,544	58,502	1,431	3,848	9,716	10,758	31,027	56,780	Quarterly	1.63	1.04
0-E	US BANK	U.S.A.	US$	13,840	41,995	115,549	120,924	411,684	703,992	17,106	41,995	93,083	109,417	395,163	656,764	Quarterly	2.81	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,348	13,408	38,018	32,448	84,814	173,036	5,053	13,408	38,017	32,449	84,814	173,741	Quarterly	3.27	3.27
-	SWAP Aircraft arrivals	-	US$	681	1,915	4,104	2,521	765	9,986	681	1,915	4,104	2,521	765	9,986	Quarterly	-	-

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	7,703	23,342	64,247	-	-	95,292	7,766	23,343	64,247	-	-	95,356	Quarterly	1.99	1.99

Financial leases

0-E	ING	U.S.A.	US$	4,523	13,896	37,656	9,001	-	65,076	4,964	13,896	37,395	8,971	-	65,226	Quarterly	3.23	3.03
0-E	CREDIT AGRICOLE	France	US$	4,808	13,833	63,715	7,158	-	89,514	4,952	13,834	63,715	7,157	-	89,658	Quarterly	1.21	1.21
0-E	CITIBANK	U.S.A.	US$	1,430	4,414	12,707	14,254	7,759	40,564	1,651	4,413	12,254	14,089	7,731	40,138	Quarterly	6.38	5.65
0-E	PEFCO	U.S.A.	US$	13,867	42,702	121,395	108,403	22,407	308,774	15,884	42,702	118,027	107,595	22,324	306,532	Quarterly	5.35	4.23
0-E	BNP PARIBAS	U.S.A.	US$	6,443	19,839	56,989	56,934	7,129	147,334	6,908	19,839	55,403	56,567	7,109	145,826	Quarterly	4.65	4.15
0-E	BANC OF AMERICA	U.S.A.	US$	616	1,891	5,392	-	-	7,899	647	1,891	5,392	-	-	7,930	Monthly	1.43	1.43

Other loans

0-E	BOEING	U.S.A.	US$	-	-	170,838	-	-	170,838	-	1,650	170,838	-	-	172,488	At expiration	1.75	1.75
0-E	CITIBANK (*)	U.S.A.	US$	-	-	79,611	174,178	196,211	450,000	4,050	-	79,611	174,178	196,211	454,050	Quarterly	6.00	6.00

	Total			495,206	609,725	1,728,852	1,283,477	2,479,705	6,596,965	521,478	611,421	1,637,533	1,239,808	2,426,742	6,436,982

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2013

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Curr- ency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effect- ive rate	Nom- inal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	CITIBANK	Brazil	US$	2,207	41,678	-	-	-	43,885	2,306	42,413	-	-	-	44,719	At Expiration	3.76	3.20
0-E	BANCO DO Brazil S.A.	Brazil	US$	9,050	128,799	-	-	-	137,849	9,410	130,742	-	-	-	140,152	At Expiration	5.20	4.66
0-E	BANCO ITAU BBA	Brazil	US$	26,611	47,219	-	-	-	73,830	27,804	48,424	-	-	-	76,228	At Expiration	6.31	4.73
0-E	BANCO SAFRA	Brazil	US$	40,626	21,731	-	-	-	62,357	41,768	22,213	-	-	-	63,981	At Expiration	3.73	2.94
0-E	BANCO SAFRA	Brazil	BRL	193	443	48	-	-	684	187	431	51	-	-	669	Monthly	7.42	7.42
0-E	BANCO BRADESCO	Brazil	US$	74,700	47,641	-	-	-	122,341	77,218	48,828	-	-	-	126,046	At Expiration	3.87	3.29
0-E	BANCO BRADESCO	Brazil	BRL	-	42,688	-	-	-	42,688	-	42,701	-	-	-	42,701	At Expiration	10.63	10.15
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	102	316	915	1,031	1,851	4,215	123	316	915	1,031	1,851	4,236	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	-	300,000	800,000	1,100,000	19,760	2,001	5,343	305,554	805,774	1,138,432	At Expiration	8.60	8.41

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,762	5,438	15,673	17,540	17,908	58,321	2,036	5,437	15,673	17,541	17,908	58,595	Monthly	1.25	1.25
0-E	AIR CANADA	U.S.A.	US$	1,325	1,645	-	-	-	2,970	1,325	1,645	-	-	-	2,970	Monthly	-	-
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,020	9,311	26,792	20,813	15,416	75,352	3,156	9,311	26,792	20,812	15,417	75,488	Monthly	1.42	1.42
0-E	AWAS	U.S.A.	US$	2,992	2,659	-	-	-	5,651	3,656	2,659	-	-	-	6,315	Monthly	-	-
0-E	BNP PARIBAS	U.S.A.	US$	580	1,810	5,262	5,982	8,448	22,082	651	1,810	5,262	5,982	8,448	22,153	Quarterly	1.00	1.00
0-E	BNP PARIBAS	France	US$	578	1,758	4,959	5,371	9,693	22,359	652	1,758	4,959	5,371	9,693	22,433	Quarterly	0.86	0.75
0-E	CITIBANK	England	US$	5,983	18,179	44,318	47,123	106,987	222,590	6,401	18,179	44,318	47,123	106,987	223,008	Quarterly	1.03	0.90
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,258	12,917	55,573	11,431	13,766	97,945	4,516	12,917	55,573	11,431	13,766	98,203	Quarterly	1.40	1.40
0-E	CREDIT AGRICOLE -CIB	France	US$	7,911	25,433	58,866	50,469	52,717	195,396	8,334	25,433	58,866	50,469	52,717	195,819	Quarterly/ Semiannual	0.75	0.65
0-E	DVB BANK SE	Germany	US$	3,125	9,375	12,500	-	-	25,000	3,195	9,375	12,500	-	-	25,070	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	590	1,210	282	-	2,279	201	590	1,210	282	-	2,283	Monthly	1.75	1.75
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,430	48,548	-	-	-	51,978	3,501	48,548	-	-	-	52,049	Monthly	1.25	1.25
0-E	HSBC	France	US$	1,307	3,983	10,976	11,533	36,497	64,296	1,436	3,983	10,976	11,533	36,497	64,425	Quarterly	1.45	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,877	11,869	28,660	20,499	17,813	82,718	4,027	11,869	28,660	20,500	17,813	82,869	Monthly/ Quarterly	1.74	1.74
0-E	NATIXIS	France	US$	6,009	16,490	49,293	55,352	118,984	246,128	7,586	16,490	49,293	55,352	118,984	247,705	Quarterly/ Semiannual	2.81	2.78
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,780	8,610	40,227	17,171	37,615	106,403	2,964	8,611	40,227	17,171	37,615	106,588	Monthly	1.71	1.71
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	453	1,303	3,097	2,617	14,267	21,737	498	1,303	3,097	2,617	14,267	21,782	Quarterly	2.00	2.00
0-E	WELLS FARGO BANK NORTHWEST N.A.	U.S.A.	US$	1,769	1,425	-	-	-	3,194	1,773	1,425	-	-	-	3,198	Monthly	1.25	1.25
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,772	35,604	87,655	96,473	102,591	334,095	12,694	35,604	87,655	96,473	102,591	335,017	Quarterly	3.86	3.78
0-E	THE TORONTO-DOMINION BANK	U.S.A.	US$	515	1,566	4,297	4,485	6,531	17,394	541	1,566	4,297	4,485	6,531	17,420	Quarterly	0.57	0.57
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	239	724	-	-	-	963	222	674	-	-	-	896	Monthly	10.38	10.38
0-E	BANCO IBM S.A	Brazil	BRL	134	192	511	213	-	1,050	153	192	511	213	-	1,069	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	287	746	2,218	308	-	3,559	285	745	2,220	308	-	3,558	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	69	1,310	-	-	-	1,379	824	1,205	-	-	-	2,029	Monthly	6.82	6.82

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	27,244	537	-	-	-	27,781	27,244	537	-	-	-	27,781	Monthly	2.38	2.38

	Total			245,105	552,537	453,050	668,693	1,361,084	3,280,469	276,447	559,935	458,398	674,248	1,366,859	3,335,887

	Total consolidated			740,311	1,162,262	2,181,902	1,952,170	3,840,789	9,877,434	797,925	1,171,356	2,095,931	1,914,056	3,793,601	9,772,869

Summary of other financial non-current loans (other than bank loans, obligations with the public and financial leases)

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Current
a) Other interest bearing loans (see note 21 a)	47,843	33,481
b) Derivative not recognized as a hedge (see note 21 b)	2,871	4,040
c) Hedge derivatives (see note 21 c)	79,216	66,466

Total currents	129,930	103,987

Non-current
a) Other interest bearing loans (see note 21 a)	677,963	620,838
b) Derivative not recognized as a hedge (see note 21 b)	605	1,491
c) Hedge derivatives (see note 21 c)	43,504	54,906

Total non-currents	722,072	677,235

(b)        Derivatives not recognized as a hedge.

Derivatives not recognized as a hedge as of June 30, 2014 and December 31, 2013, respectively, is as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Current
Interest rate derivative not recognized as a hedge	2,871	4,040

Total current	2,871	4,040

Non-current
Interest rate derivative not recognized as a hedge	605	1,491

Total non-current	605	1,491

Total other financial liabilities	3,476	5,531

(c)      Hedge derivatives

Hedge derivatives as of June 30, 2014 and December 31, 2013 are as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Current
Accrued interest from the last date of interest rate swap	5,064	5,775
Fair value of interest rate derivatives	28,372	32,070
Fair value of foreign currency derivatives	45,780	28,621

Total current	79,216	66,466

Non-current
Fair value of interest rate derivatives	43,504	54,906

Total non-current	43,504	54,906

Total hedging liabilities	122,720	121,372

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Cross currency swaps (CCS) (1)	(26,811)	(26,028)
Interest rate options (2)	2	6
Interest rate swaps (3)	(77,827)	(92,088)
Fuel collars (4)	-	1,878
Fuel swap (5)	9,828	13,990
Currency forward R$/US$ (6)	(17,635)	32,058
Currency forward CLP/US$ (7)	-	(1,121)
Currency collars (8)	-	(1,652)

(1)

Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)

Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.

(3)

Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$. These contracts are recorded as cash flow hedges.
(7)	Covers the investments denominated in Chilean pesos to Dollar- Chilean peso exchange rate, in order to secure investment in Dollars. These contracts are recorded as cash flow hedges.
(8)	Covers the foreign exchange risk exposure of Multiplus income caused by fluctuations in the exchange rate R$/US$.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to said hedges will impact results in the next 6 months from the consolidated statement of financial position date, where as in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generate two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, there have not occurred hedging operations of future highly probable transaction that have not been realized.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Debit (credit) recognized in comprehensive income during the period	(32,577)	43,153	(5,249)	17,429
Debit (credit) transferred from net equity to income during the period	(24,483)	(34,291)	(385)	14,450

NOTE 22 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,213,593	1,264,395
(b) Accrued liabilities at the reporting date	395,667	293,341

Total trade and other accounts payables	1,609,260	1,557,736

(a)       Trade and other accounts payable as of June 30, 2014 and December 31, 2013 are as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Trade creditors	924,561	969,260
Leasing obligation	47,248	44,756
Other accounts payable (*)	241,784	250,379

Total	1,213,593	1,264,395

(*)      Include agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

The details of Trade and other accounts payables are as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Aircraft Fuel	228,475	302,419
Boarding Fee	207,930	217,389
Other personnel expenses	117,123	117,418
Airport charges and overflight	107,169	98,560
Suppliers’ technical purchases	61,900	67,995
Professional services and advisory	54,743	63,082
Land services	54,636	47,046
Handling and ground handling	52,460	48,797
Aircraft and engines leasing	46,687	44,756
Marketing	43,367	50,009
Leases, maintenance and IT services	34,964	46,163
Aviation insurance	32,680	10,665
Services on board	27,689	29,940
Tax recovery program (*)	18,566	14,569
Maintenance	16,852	15,793
Airlines	14,689	5,054
Crew	12,924	14,040
Achievement of goals	12,272	9,806
Communications	6,172	4,578
Distrubution sistem	5,890	3,103
U.S.A. Department of Justice (**)	-	18,290
Others	56,405	34,923

Total trade and other accounts payables	1,213,593	1,264,395

(*)      Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.

(**)    Include agreement entitled “Plea Agreement” with the Department of Justice of the United States of America. See detail in Note 23.

(b)      The liabilities accrued at June 30, 2014 and December 31, 2013, are as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Accrued personnel expenses	198,458	151,586
Aircraft and engine maintenance	102,045	3,741
Accounts payable to personnel (*)	60,178	110,147
Others accrued liabilities	34,986	27,867

Total accrued liabilities	395,667	293,341

(*)      Profits and bonds participation (Note 25 letter b)

NOTE 23 - OTHER PROVISIONS

The detail of Other provisions as of June 30, 2014 and December 31, 2013 is as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Current
Provision for contingencies (1)
Tax contingencies	7,093	7,092
Civil contingencies	14,340	13,430
Labor contingencies	7,787	7,334

Total other provisions, current	29,220	27,856

Non-current
Provision for contingencies (1)
Tax contingencies	997,995	968,211
Civil contingencies	59,067	50,022
Labor contingencies	65,424	64,895
Other	26,285	27,770
Provision for European Commission investigation (2)	11,256	11,349

Total other provisions, non-current	1,160,027	1,122,247

Total other provisions (3)	1,189,247	1,150,103

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)

Total other provision at June 30, 2014, and at December 31, 2013, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

The movement of provisions between January 1, 2013 and June 30, 2014 is as follows:

	Legal claims	European Commission Investigation(*)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	1,355,581	10,865	1,366,446
Increase in provisions	6,373	-	6,373
Provision used	(54,966)	-	(54,966)
Subsidiaries conversion difference	(103,699)	-	(103,699)
Reversal of provision	(5,464)	-	(5,464)
Exchange difference	(728)	(169)	(897)

Closing balance as of June 30, 2013 (Unaudited)	1,197,097	10,696	1,207,793

Opening balance as of July 1, 2013	1,197,097	10,696	1,207,793
Increase in provisions	58,734	-	58,734
Provision used	(2,226)	-	(2,226)
Subsidiaries conversion difference	(66,753)	-	(66,753)
Reversal of provision	(47,995)	-	(47,995)
Exchange difference	(103)	653	550

Closing balance as of December 31, 2013	1,138,754	11,349	1,150,103

Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	16,377	-	16,377
Provision used	(6,547)	-	(6,547)
Subsidiaries conversion difference	34,318	-	34,318
Reversal of provision	(5,126)	-	(5,126)
Exchange difference	125	(93)	32

Closing balance as of June 30, 2014 (Unaudited)	1,177,901	11,256	1,189,157

 Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of ThUS$ 108, was done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government.

(*) European Commission Provision:

(a)

This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)

A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)

Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)	On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union.

NOTE 24 - OTHER NON-FINANCIAL LIABILITIES

Other non-financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Current
Deferred revenues (*)	2,662,624	2,739,125
Sales tax	34,472	52,576
Retentions	51,604	49,355
Others taxes	9,457	12,294
Other sundry liabilities	13,572	18,290

Total other non-financial liabilities, current	2,771,729	2,871,640

Non-current
Deferred revenues (*)	77,434	77,513
Other sundry liabilities	57	54

Total other non-financial liabilities, non-current	77,491	77,567

Total other non-financial liabilities	2,849,220	2,949,207

(*)         Note 2.20.

The balance comprises, among other, programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty its customers with many benefits and privileges, through the accumulation of kilometers that can be exchanged for tickets to fly free or for a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies oneworld ® members and other airlines associated with the program, as well as buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking people who travel constantly, created the program TAM Fidelidade, in order to improve care and give recognition to those who choose the company. Through the program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and companies airline partners, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty program, with the aim of operating activities accumulation and redemption of points TAM Fidelidade. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 25 - EMPLOYEE BENEFITS

Liability for employee benefits as of June 30, 2014 and December 31, 2013, respectively, are as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Pension payments	11,860	9,639
Termination payments	551	493
Other obligations	37,358	35,534

Total liability for employee benefits	49,769	45,666

(a)      The movement in Pension and termination payments and other obligations between January 1, 2013 and June 30, 2014 is as follows:

ThUS$
Opening balance as of January 1, 2013	38,095
Increase (decrease) current service provision	4,278
Benefits paid	(720)

Closing balance as of June 30, 2013 (Unaudited)	41,653

Opening balance as of July 1, 2013	41,653
Increase (decrease) current service provision	5,588
Benefits paid	(1,575)

Closing balance as of December 31, 2013	45,666

Opening balance as of January 1, 2014	45,666
Increase (decrease) current service provision	4,901
Benefits paid	(798)

Closing balance as of June 30, 2014 (Unaudited)	49,769

(b)         The liability for short-term benefits as of June 30, 2014 and December 31, 2013, respectively, is detailed below:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

Profit-sharing and bonuses (*)	60,178	110,147

(*)        Accounts payables to employees (Note 22 letter b)

The participation in profits and bonuses corresponds to an annual incentives plan for achievement of objectives.

(c)        Employment expenses are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	832,546	881,462	426,275	433,342
Short-term employee benefits	231,648	223,169	112,421	130,886
Termination benefits	24,156	28,272	11,533	13,189
Other personnel expenses	127,983	124,441	66,336	62,556

Total	1,216,333	1,257,344	616,565	639,973

NOTE 26 - ACCOUNTS PAYABLE, NON-CURRENT

Non-current accounts payable as of June 30, 2014 and December 31, 2013 are as follows:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	553,594	663,837
Tax recovery program (*)	181,352	176,666
Fleet financing (JOL)	57,740	57,997
Provision for vacations and bonuses	9,455	9,879
Other accounts payable	2,765	2,654
Other sundry liabilities	9,749	11,854

Total accounts payable, non-current	814,655	922,887

(*)      Fiscal Recovery Program in Brazil (REFIS), established in Law No. 11.941/09 and Provisional Measure No. 449/2009. REFIS is intended to allow the settlement of tax debts through a special mechanism to pay and refinance.

NOTE 27 - EQUITY

(a)        Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at June 30, 2014 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,389,384, divided into 535,243,229 shares as of December 31, 2013), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)         Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above between January 1, 2013 and June 30, 2014.

Movement of authorized shares	No. Of
shares

Autorized shares as of January 1, 2013	488,355,791
Increase capital approved at Extraordinary Shareholders meeting dated June 11, 2013	63,500,000
Full right decrease of treasury stock	(7,972)

Authorized shares as of June 30, 2013 (Unaudited)	551,847,819

Authorized shares as of July 1, 2013	551,847,819
No movement of autorized shares at December 31, 2013	-

Authorized shares as of December 31, 2013	551,847,819

Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at June 31, 2014	-

Authorized shares as of June 30, 2014 (Unaudited)	551,847,819

Movement fully paid shares

			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	No of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2013	479,098,052		1,507,200	(6,182)	1,501,018
Placement of the remaining preferential shares issued for merger Companies Sister Holdco S.A. y Holdco II S.A.	4,457,739		104,351	-	104,351
Full right decrease of treasury stock	(7,972)		(25)	-	(25)
Capitalization of reserves	-		-	(179)	(179)

Paid shares as of June 30, 2013 (Unaudited)	483,547,819		1,611,526	(6,361)	1,605,165

Paid shares as of July 1, 2013	483,547,819		1,611,526	(6,361)	1,605,165
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	51,695,410		784,219	-	784,219

Paid shares as of December 31, 2013	535,243,229		2,395,745	(6,361)	2,389,384

Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	-	156,321

Paid shares as of June 30, 2014 (Unaudited)	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)         Amounts reported represent only those arising from the payment of the shares subscribed.

(2)         Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)         At June 30, 2014, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 36(a)).

(c)         Treasury stock

At June 30, 2014, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At December 31, 2013, as per minutes of the Extraordinary Shareholder´s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)         Reserve of share- based payments

The movement of Reserves of share- based payments between January 1, 2013 and June 30, 2014, is as follows:

Reserve of share - based payments
ThUS$

Opening balance as of January 1, 2013	5,574
Stock option plan	9,595
Deferred tax	(1,720)

Closing balance as of June 30, 2013 (Unaudited)	13,449

Opening balance as of July 1, 2013	13,449
Stock option plan	9,282
Deferred tax	(1,720)

Closing balance as of December 31, 2013	21,011

Opening balance as of January 1, 2014	21,011
Stock option plan	9,020
Deferred tax	(1,720)

Closing balance as of June 30, 2014 (Unaudited)	28,311

These reserves are related to the “Share-based payments” explained in Note 36.

(e)         Other sundry reserves

The movement of Other sundry reserves between January 1, 2013 and June 30, 2014, is as follows:

Other sundry reserves
ThUS$

Opening balance as of January 1, 2013	2,666,682
Transactions with non-controlling interest	(17,529)
Cost of issuance and placement of shares (1)	(179)
Capitalization share issuance and placement cost (1)	179
Legal reserves	251

Closing balance as of June 30, 2013 (Unaudited)	2,649,404

Opening balance as of July 1, 2013	2,649,404
Transactions with non-controlling interest	15,579
Cost of issuance and placement of shares (2)	(5,264)
Legal reserves	(1,919)

Closing balance as of December 31, 2013	2,657,800

Opening balance as of January 1, 2014	2,657,800
Transactions with non-controlling interest	991
Legal reserves	(266)

Closing balance as of June 30, 2014 (Unaudited)	2,658,525

(1)

The costs incurred through the issuance and placement to ThUS$ 179 correspond at the remaining 7,436,816 shares, not used in this exchange (business combination with TAM S.A. and subsidiaries), reallocated as agreed at the Extraordinary Shareholders’ Meeting held on September 4, 2012. This cost was capitalized during June 2013, according minute of the Extraordinary Meeting of Shareholders held on June 11, 2013.

(2)	The cost of the issuance and placement to ThUS$ 5,264, corresponds to a capital increase agreed in the Extraordinary Meeting of Shareholders held on June 11, 2013.

The balance of Other sundry reserves comprises the following:

	As of June 30,	As of December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(4,365)	(5,355)
Cost of issuance and placement of shares	(5,264)	(5,264)
Others	(158)	107

Total	2,658,525	2,657,800

(1)

Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)

Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)

The balance at June 30, 2014, correspond to the loss generated by the participation by Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885).

(f)         Reserves with effect in other comprehensive income.

The movement of Reserves with effect in other comprehensive income between January 1, 2013 and June 30, 2014 is as follows:

	Currency	Cash flow
	translation	hedging
	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2013	3,574	(140,730)	(137,156)
Derivatives valuation gains (losses)	-	42,211	42,211
Deferred tax	-	(8,037)	(8,037)
Conversion difference subsidiaries	(337,454)	-	(337,454)

Closing balance as of June 30, 2013 (Unaudited)	(333,880)	(106,556)	(440,436)

Opening balance as of July 1, 2013	(333,880)	(106,556)	(440,436)
Derivatives valuation gains (losses)	-	82,016	82,016
Deferred tax	-	(9,968)	(9,968)
Conversion difference subsidiaries	(256,111)	-	(256,111)

Closing balance as of December 31, 2013	(589,991)	(34,508)	(624,499)

Opening balance as of January 1, 2014	(589,991)	(34,508)	(624,499)
Derivatives valuation gains (losses)	-	(35,034)	(35,034)
Deferred tax	-	6,080	6,080
Conversion difference subsidiaries	289,293	-	289,293

Closing balance as of June 30, 2014 (Unaudited)	(300,698)	(63,462)	(364,160)

(f.1)       Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)       Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(g)         Retained earnings

The movement of Retained earnings between January 1, 2013 and June 30, 2014, is as follows:

ThUS$

Opening balance as of January 1, 2013	1,076,136
Result for the period	(287,085)
Other increase (decreases)	11,660

Closing balance as of June 30, 2013 (Unaudited)	800,711

Opening balance as of July 1, 2013	800,711
Result for the period	5,971
Other increase (decreases)	(11,379)

Closing balance as of December 31, 2013	795,303

Opening balance as of January 1, 2014	795,303
Result for the period	(100,243)
Other increase (decreases)	(6)

Closing balance as of June 30, 2014 (Unaudited)	695,054

(h)         Dividends per share

As of December 31, 2013

Final dividend
Description of dividend	2012

Date of dividend	04-29-2013
Amount of the dividend (ThUS$)	3,288
Number of shares among which the dividend is distributed	483,547,819
Dividend per share (US$)	0.0068

The Company’s dividend policy is that dividends distributed will be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At June 30, 2014, have not been provisioned minimum mandatory dividends.

NOTE 28 - REVENUE

The detail of revenues is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Passengers LAN	2,203,081	2,252,032	1,028,887	1,024,097
Passengers TAM	3,013,490	3,139,475	1,499,073	1,496,032
Cargo	845,644	946,921	442,999	486,527

Total	6,062,215	6,338,428	2,970,959	3,006,656

NOTE 29 - COSTS AND EXPENSES BY NATURE

(a)    Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Other rentals and landing fees	663,197	698,756	339,126	339,692
Aircraft fuel	2,107,285	2,272,751	1,027,100	1,027,596
Commissions	208,631	179,432	103,091	89,244
Other operating expenses	772,931	798,546	397,075	405,742
Aircraft rentals	261,073	199,213	133,205	92,713
Aircraft maintenance	231,039	237,353	100,709	128,969
Passenger services	148,926	170,438	73,109	85,919

Total	4,393,082	4,556,489	2,173,415	2,169,875

(b)    Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Depreciation (*)	465,363	510,534	233,901	235,062
Amortization	27,666	31,303	13,538	15,882

Total	493,029	541,837	247,439	250,944

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at June 30, 2014 is ThUS$ 174,022 and ThUS$ 207,239 at same period of 2013.

(c)    Personnel expenses

The costs for personnel expenses are disclosed in Note 25 liability for employee benefits.

(d)    Financial costs

The detail of financial costs is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Bank loan interest	177,746	175,334	68,836	91,934
Financial leases	39,394	41,103	18,062	19,171
Other financial instruments	27,278	9,989	26,136	5,146

Total	244,418	226,426	113,034	116,251

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 25, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)    Restructuring Costs

As part of the ongoing process of review its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the least efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

NOTE 30 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Duty free	7,170	7,530	4,260	3,607
Aircraft leasing	17,764	19,296	7,851	10,498
Customs and warehousing	10,461	10,681	5,348	5,496
Tours	51,124	53,492	26,116	25,524
Maintenance	8,572	5,709	8,561	1,991
Other miscellaneous income	67,857	72,742	24,633	45,139

Total	162,948	169,450	76,769	92,255

NOTE 31 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates in each state and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

a)      Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
Current assets	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	364,426	538,213
Argentine peso	15,149	41,092
Brazilian real	5,752	3,683
Chilean peso	72,531	229,913
Colombian peso	9,273	5,254
Euro	14,922	16,571
U.S. dollar	140,305	44,656
Strong bolivar	82,554	162,809
Other currency	23,940	34,235

Other financial assets, current	43,137	51,082
Argentine peso	492	885
Chilean peso	25,829	25,854
Colombian peso	-	2,039
Euro	6	6
U.S. dollar	16,514	22,035
Strong bolivar	43	14
Other currency	253	249

	As of	As of
Current assets	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	57,498	56,218
Argentine peso	5,346	5,310
Brazilian real	839	846
Chilean peso	15,013	16,846
Colombian peso	1,732	1,011
Euro	3,186	3,052
U.S. dollar	10,026	2,221
Strong bolivar	2,450	102
Other currency	18,906	26,830

Trade and other accounts receivable, current	429,550	417,775
Argentine peso	34,035	11,387
Brazilian real	22,828	19,986
Chilean peso	76,959	80,461
Colombian peso	2,813	2,240
Euro	7,597	21,479
U.S. dollar	76,726	114,372
Strong bolivar	3,475	2,353
Other currency	205,117	165,497

Accounts receivable from related entities, current	395	466
Chilean peso	395	466

Tax current assets	20,038	14,836
Argentine peso	586	-
Brazilian real	2	-
Chilean peso	3,576	3,398
Colombian peso	1,588	787
Euro	37	35
U.S. dollar	549	515
Other currency	13,700	10,101

Current assets
Total current assets	915,044	1,078,590
Argentine peso	55,608	58,674
Brazilian real	29,421	24,515
Chilean peso	194,303	356,938
Colombian peso	15,406	11,331
Euro	25,748	41,143
U.S. Dollar	244,120	183,799
Strong bolivar	88,522	165,278
Other currency	261,916	236,912

	As of	As of
Non-current assets	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	50,422	49,786
Argentine peso	59	24
Brazilian real	726	597
Chilean peso	1,214	1,701
Colombian peso	260	254
Euro	4,526	5,488
U.S. dollar	42,682	40,894
Other currency	955	828

Other non - financial assets, non-current	14,585	18,006
Other currency	14,585	18,006

Accounts receivable, non-current	12,061	13,429
Chilean peso	6,858	8,227
U.S. dollar	5,000	5,000
Other currency	203	202

Deferred tax assets	4,674	4,460
U.S. dollar	2,266	2,056
Other currency	2,408	2,404

Total non-current assets	81,742	85,681
Argentine peso	59	24
Brazilian real	726	597
Chilean peso	8,072	9,928
Colombian peso	260	254
Euro	4,526	5,488
U.S. dollar	49,948	47,950
Other currency	18,151	21,440

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	June 30,	December 31,	June 30,	December 31,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	263,621	303,626	186,463	561,428
Chilean peso	53,028	53,619	45,753	46,772
Euro	53	824	673	1,205
U.S. dollar	210,540	249,183	140,037	513,451

Trade and other accounts payables, current	775,382	679,769	24,449	20,676
Argentine peso	27,297	31,603	579	-
Brazilian real	11,363	9,671	2	8
Chilean peso	57,239	29,560	11,581	11,975
Colombian peso	12,559	14,445	280	422
Euro	7,090	19,373	1,258	3,316
U.S. dollar	511,096	433,377	3,770	4,902
Strong bolivar	4,759	4,024	-	-
Other currency	143,979	137,716	6,979	53

Accounts payable to related entities, current	195	318	-	-
Chilean peso	81	14	-	-
U.S. dollar	114	304	-	-

Tax liabilities, current	-	134	-	-
Chilean peso	-	4	-	-
Other currency	-	130	-	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	June 30,	December 31,	June 30,	December 31,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial liabilities, current	92,090	76,040	83	72
Argentine peso	10,456	10,710	-	-
Brazilian real	4,496	3,746	-	52
Chilean peso	32,186	37,227	18	19
Colombian peso	5,948	6,069	-	-
Euro	9,809	8,382	-	-
U.S. dollar	17,294	1,272	65	-
Strong bolivar	494	637	-	-
Other currency	11,407	7,997	-	1

Total current liabilities	1,131,288	1,059,887	210,995	582,176
Argentine peso	37,753	42,313	579	-
Brazilian real	15,859	13,417	2	60
Chilean peso	142,534	120,424	57,352	58,766
Colombian peso	18,507	20,514	280	422
Euro	16,952	28,579	1,931	4,521
U.S. dollar	739,044	684,136	143,872	518,353
Strong bolivar	5,253	4,661	-	-
Other currency	155,386	145,843	6,979	54

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2014	2013	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	734,680	578,393	312,874	754,256	1,164,094	1,366,860
Chilean peso	120,105	122,780	48,587	80,528	-	-
U.S. dollar	614,575	455,613	264,287	673,728	1,164,094	1,366,860

Accounts payable, non-current	539,895	647,880	877	641	-	11
Chilean peso	6,506	7,187	877	641	-	11
U.S. dollar	531,844	639,204	-	-	-	-
Other currency	1,545	1,489	-	-	-	-

Other provisions, non-current	11,837	11,929	-	-	-	-
Argentine peso	374	410	-	-	-	-
Brazilian real	146	146	-	-	-	-
Chilean peso	36	-	-	-	-	-
Euro	11,256	11,349	-	-	-	-
U.S. dollar	25	24	-	-	-	-

Provisions for employees benefits, non-current	724	636	-	-	-	-
U.S. dollar	724	636	-	-	-	-

Total non-current liabilities	1,287,136	1,238,838	313,751	754,897	1,164,094	1,366,871
Argentine peso	374	410	-	-	-	-
Brazilian real	146	146	-	-	-	-
Chilean peso	126,647	129,967	49,464	81,169	-	11
Euro	11,256	11,349	-	-	-	-
U.S. dollar	1,147,168	1,095,477	264,287	673,728	1,164,094	1,366,860
Other currency	1,545	1,489	-	-	-	-

	As of	As of
General summary of foreign currency:	June 30,	December 31,
	2014	2013
	ThUS$	ThUS$
	Unaudited

Total assets	996,786	1,164,271
Argentine peso	55,667	58,698
Brazilian real	30,147	25,112
Chilean peso	202,375	366,866
Colombian peso	15,666	11,585
Euro	30,274	46,631
U.S. dollar	294,068	231,749
Strong bolivar	88,522	165,278
Other currency	280,067	258,352

Total liabilities	4,107,264	5,002,669
Argentine peso	38,706	42,723
Brazilian real	16,007	13,623
Chilean peso	375,997	390,337
Colombian peso	18,787	20,936
Euro	30,139	44,449
U.S. dollar	3,458,465	4,338,554
Strong bolivar	5,253	4,661
Other currency	163,910	147,386

Net position
Argentine peso	16,961	15,975
Brazilian real	14,140	11,489
Chilean peso	(173,622)	(23,471)
Colombian peso	(3,121)	(9,351)
Euro	135	2,182
U.S. dollar	(3,164,397)	(4,106,805)
Strong bolivar	83,269	160,617
Other currency	116,157	110,966

b)        Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended June 30, 2014 and 2013, generated a credit of ThUS$ 104,149 and a debit of ThUS$ 348,193, respectively. In the second quarter of 2014 and 2013, were generated a credit of ThUS$ 47,159 and a debit of ThUS$ 381,190, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended June 30, 2014 and 2013, represented a credit of ThUS$ 280,745 and a debit of ThUS$ 354,175, respectively. In the second quarter of 2014 and 2013, were generated a credit of ThUS$ 136,323 and a debit of ThUS$ 399,049, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	June 30,	December 31,
	2014	2013
	Unaudited

Argentine peso	8.13	6.52
Brazilian real	2.21	2.36
Chilean peso	552.72	524.61
Colombian peso	1,876.88	1,925.52
Euro	0.73	0.72
Strong bolivar	6.30	6.30
Australian dollar	1.06	1.12
Boliviano	6.86	6.86
Mexican peso	12.99	13.07
New Zealand dollar	1.14	1.22
Peruvian Sol	2.80	2.80
Uruguayan peso	22.83	21.49

NOTE 32 - EARNINGS PER SHARE

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
Basic earnings	2014	2013	2014	2013

	Unaudited

Earnings attributable to controlling company’s equity holders (ThUS$)	(100,243)	(287,085)	(58,910)	(329,830)

Weighted average number of shares, basic	545,547,819	483,554,462	545,547,819	483,553,134

Basic earnings per share (US$)	(0.18375)	(0.59370)	(0.10798)	(0.68210)

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
Diluted earnings	2014	2013	2014	2013

	Unaudited

Earnings attributable to controlling company’s equity holders (ThUS$)	(100,243)	(287,085)	(58,910)	(329,830)

Weighted average number of shares, basic	545,547,819	483,554,462	545,547,819	483,553,134

Weighted average number of shares, diluted	545,547,819	483,554,462	545,547,819	483,553,134

Diluted earnings per share (US$)	(0.18375)	(0.59370)	(0.10798)	(0.68210)

NOTE 33 – CONTINGENCIES

Lawsuits

(i)      Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920

Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th, 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent the bankruptcy.

17,100 Plus interests and costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09

Atlantic Aviation Investments LLC. (“AAI”) sued on July 24th, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29th, 2006.

AAI filed a “summary judgment” (abbreviated trial) which the court ruled favorably. The defendants appealed this decision which was ultimately dismissed by the High Court. The cause was turned back to the lower court for determination of the amount actually payable by the applicants (damages) ongoing proceedings before the court.

17,100 Plus interest costs and compensation for damage.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Aeroparque Airport.

ORSNA appealed the injunction that ordered to rescind the eviction. Lan Argentina filed suit against background Resolution No. 123 ORSNA. On December 23rd, 2013, the Second Division of the National Court of Appeals in Federal Administrative Matters confirmed the injunction and decided in First Instance in favor of Lan Argentina SA, being suspended eviction order formalized by ORSNA respect the Aeroparque Jorge Newbery hangar. On March 21st, 2014, the Court of 1st Instance extended the validity of the injunction (which expired on March 27th, 2014) for 180 days. On June 19th, 2014, the Second Division of the Federal Administrative Chamber confirmed the extension of the injunction granted by the Court of 1st Instance in March.

Undetermined

(ii)      Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-

Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo SA and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo SA, for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo SA and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS $ 11,256. This fine is being appealed by Lan Cargo SA and LATAM Airlines Group S.A. We cannot predict the outcome of this appeal process.

				On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.	11,256

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo SA and LATAM Airlines Group S.A., have been sued in court proceedings in third party, based in England, Norway and the Netherlands.

				Case is in the process of disclosure of evidence.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

Aerolinhas Brasileiras S.A.	Administrative Council for Economic Defense, Brazil.	-	Investigation of alleged infringements to competition of cargo airlines, especially fuel surcharge	On September 3rd, 2013, CADE’s decision was published in the Diario da Uniao confirming the conviction due to violation and imposition of fines ABSA for the amount of ThUS $ 51,820. This fine will be appealed by ABSA on December 05, 2013. In turn, CADE imposed fines also to a current director of ABSA and two former officials of the respective company in the amounts of ThUS $ 1,037, ThUS $ 518 and ThUS $ 518. Unable to predict the outcome of the appeal process.	51,820

Aerolinhas Brasileiras S.A	Federal Justice.	0001872-58.2014.4.03.6105	Is discussed the collection of court fines originally imposed and collected through administrative process 10831.005704/2006- 43. We obtained adverse decision administratively and are judicially discussing now.	First instance - pending Federal Union statement regarding our request for invalidation of the tax debt.	16,484

LATAM Airlines Group S.A.	Tenth Civil Court of Santiago.	C-32989-2011	Jara Jara Limited demanded LATAM Airlines Group S.A. based on the damage they have caused by fraud complaints filed against them in 2008, and were finally dismissed. They claim that the damage caused by LATAM Airlines Group S.A. affected their prestige and business continuity.	First Instance.	11,935

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to raise the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by US$ 108 million which is revealed in more detail in Note 23.	133,879

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000087/2009-36	Notice of Violation to the requirement to pay the Social Contribution on Liquid Profit (“CSL”).	Decisions of first and second administrative instance adverse to the interests of the company. Currently expecting the result on the new appeal filed by the company are expected.	32,888

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.725950/2011-05	Compensation credits of social contributions PIS and COFINS.	Court decision was unfavorable to the interests of the company, which was appealed. At present, pending the trial of the appeal, the Board of Tax Appeals (CARF).	30,234

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938-14.2013.8.26.0053	Lawsuit filed by the tax authority imputing to TAM the Service Tax on amounts paid to Infraero, according to a change in applicable law.	The application for interlocutory appeal with preliminary injunction was granted, suspending the accrual of tax credits derived from the file infringement n. 66233992, 66234000 and 66234026. El 10/03/2014, the Municipal Government of São Paulo presented opposed bill. Currently awaiting trial on the merits of the appeal mentioned.	15,095

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	File demanding the recovery of income tax and CSL derived from royalties expense detail and the use of the mark TAM.	First decision unfavorable to the interests of the company instance. Currently expecting ruling on the appeal filed by the company on March 15, 2012.	14,555

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Auto infringement presented to demand the import tax (II) and social contributions of PIS and COFINS arising from loss of international cargo unidentified.	Partially favorable decision in the first instance administrative and supportive in the second instance. However, the upper chamber of the Board of Tax Appeals was to the special appeal filed by the Union. Currently pending motion for clarification with the opposition of the company.	11,709

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of ICMS regulating aircraft imports.	Currently awaiting the decision on the appeal filed by the company.	12,157

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

Tam Linhas Aéreas S.A.	1° Vara Civel de Comarca de Goiânia/GO.	200702435095 (ordinary)	Lawsuit filed by a former TAM sales representative that requires compensation for moral and material damages resulting from the termination of his contract as sales representative.	Currently undergoing liquidation sentencing and pending term expert witness.	10,744

Tam Linhas Aéreas S.A.	Labor Court of Porto Alegre.	0001611- 93.2012.5.04.0013	Public Civil Action of the Ministry of Labor, which requires the granting of black shoes, belts and socks for employees who wear uniforms.	In the process of formalizing an agreement to commence awarding the employees with shoes. The process will be completed in the coming months	11,664

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th, 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against INC and Regional One Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				The process in Colombia is pending resolution of preliminary objections filed by the defendant. The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively.	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed ThUS$

Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.431129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	Objection was filed on December 12, 2013. Currently, waiting for the trial of the first administrative instance.	103,360

-

Governmental investigations. Chilean and U.S. authorities are currently investigating payments made by LAN Airlines S.A. in 2006-2007 to a consultant who was assisting in the resolution of labor issues in Argentina. The Company has retained Chilean and U.S. counsel in connection with the same and in June 2011 the Company voluntarily reported this matter to the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company is cooperating with the Chilean and U.S. investigations, including the review by the U.S. authorities of any potential violations of applicable U.S. laws and regulations. At this time, the Company cannot predict the outcome of this matter or estimate the range of potential loss or extent of risk, if any, relating to the resolution of the same.

-

In order to deal with any financial obligations arising from legal proceedings outstanding at June 30, 2014, whether civil, labor or tax, LATAM Airlines Group S.A., has made provisions, which are included in heading Other provisions, non-current, which is disclosed in Note 23.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

NOTE 34 - COMMITMENTS

(a)          Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 777 and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767F and 777F aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company´s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

In connection with the financing of spare engines for its Boeing 767, 767F, 777, 777F, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the ownership structure of their guarantors and their legal successor in case of merger.

The Company and its subsidiaries do not maintain financial credit contracts with local banks that indicate some limits on financial indicators of the Company or its subsidiaries.

At June 30, 2014, the Company is in compliance with all indicators detailed above.

(b)          Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of June 30, 2014	As of December 31, 2013
		Unaudited

ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	Boeing 737	-	1
Airbus Financial Services	Airbus A340	3	3
Aircraft 76B-26329 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27613 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-27615 Inc. (ILFC)	Boeing 767	1	1
Aircraft 76B-28206 Inc. (ILFC)	Boeing 767	1	1
Aviacion Centaurus, A.I.E (Santander)	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	1	1
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	2	2
BOC Aviation Pte. Ltd.	Airbus A320	1	1
CIT Aerospace International	Boeing 767	1	1
CIT Aerospace International	Airbus A319	1	1
CIT Aerospace International	Airbus A320	4	4
Continuity Air Finance IV B.V (BOC)	Airbus A319	1	1
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8-200	7	7
Eden Irish Aircr Leasing MSN 1459 (AERCAP)	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	8	10
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A330	-	2
GFL Aircraft Leasing Netherlands B.V. (AerCap)	Airbus A320	1	-
GFL Aircraft Leasing Netherlands B.V. (GECAS)	Airbus A320	-	1
International Lease Finance Corporation	Boeing 737	-	1
International Lease Finance Corporation	Boeing 767	1	1
International Lease Finance Corporation	Airbus A320	-	1

Lessor	Aircraft	As of June 30, 2014	As of December 31, 2013
		Unaudited

KN Operating Limited (NAC)	Bombardier Dhc8-400	1	3
MASL Sweden (1) AB (MACQUARIE)	Airbus A320	1	1
MASL Sweden (2) AB (MACQUARIE)	Airbus A320	1	1
MASL Sweden (7) AB (MACQUARIE)	Airbus A320	1	1
MASL Sweden (8) AB (MACQUARIE)	Airbus A320	1	1
MCAP Europe Limited - Mitsubishi (WTC)	Boeing 737	-	1
Orix Aviation Systems Limited	Airbus A320	2	3
Pembroke B737-7006 Leasing Limited	Boeing 737	-	2
RBS Aerospace Limited	Airbus A320	6	6
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	3
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	1	-
SMBC Aviation Capital Limited	Airbus A321	2	-
Sunflower Aircraft Leasing Limited - AerCap	Airbus A320	2	2
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito Brasilien AB	Airbus A319	1	1
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association (ACG)	Airbus A319	1	1
Wells Fargo Bank North National Association (ACG)	Airbus A320	2	2
Wells Fargo Bank North National Association (BOC)	Airbus A319	3	3
Wells Fargo Bank Northwest N.A (AVOLON)	Airbus A320	3	4
Wells Fargo Bank Northwest N.A (MUL AC)	Airbus A320	1	-
Wells Fargo Bank Northwest National Association (ACG)	Airbus A320	2	2
Wells Fargo Bank Northwest National Association (AerCap)	Airbus A330	5	10
Wells Fargo Bank Northwest National Association (AerCap)	Boeing 787	1	-
Wells Fargo Bank Northwest National Association (BBAM)	Boeing 777	1	1
Wells Fargo Bank Northwest National Association (BBAM)	Boeing 787	1	1
Wells Fargo Bank Northwest National Association (BOC)	Airbus A320	1	1
Wells Fargo Bank Northwest National Association (Aircastle)	Boeing 777	4	-
Wells Fargo Bank Northwest, N.A. (DVB Merx)	Boeing 767	1	-
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 767	3	4
Wells Fargo Bank Northwest, N.A. (GECAS)	Boeing 777	1	2
Wilmington Trust Company (ILFC)	Airbus A319	1	1
Yamasa Singapore Pte. Ltd.	Airbus A340	-	1
Zipdell Limited (BBAM)	Airbus A320	1	1
Total		118	128

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of June 30, 2014	As of December 31, 2013
	ThUS$	ThUS$
	Unaudited

No later than one year	492,722	475,762
Between one and five years	1,236,991	1,101,741
Over five years	407,508	335,019

Total	2,137,221	1,912,522

The minimum lease payments charged to income are the following:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Minimum operating lease payments	261,073	199,213	133,205	92,713

Total	261,073	199,213	133,205	92,713

In the first quarter of 2013, it returned an Airbus A320-200, while during the second quarter of 2013 two Airbus A319-100, one Airbus A320-200 and one Bombardier Dhc8-200 were returned as their leasing contracts had ended. During June 2013 the contracts system applied to ten Airbus A330-200 aircraft was changed from financial leasing to operative leasing, with each aircraft being leased for a period of forty months. During the third quarter of 2013, two Airbus A320-200 aircraft was leased for a period of 8 years each, one Boeing 787-800 aircraft was leased for a period of 12 years and two Boeing 777-300ER aircraft were leased for a period of 5 years each. Moreover, one Airbus A320-200, two Boeing 767-300ER aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, during July of 2013 two Bombardier Dhc8-200 aircraft were acquired on leasing. In the fourth quarter of 2013, three Airbus A320-200 aircraft was leased for a period of eight years each, one Boeing 787-800 aircraft was leased for a period of twelve years. Moreover, two Airbus A320-200, one Airbus A319-100, one Airbus A340-300 and one Boeing 737-700 aircraft were returned.

During the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each.

During the second quarter of 2014, were added one Airbus A320-200 aircraft was leased for a period of 8 years and one Boeing 787-800 aircraft was leased for a period of 12 years. For other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At June 30, 2014 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
AFS Investments 48 LLC.	Lan Cargo S.A.	Two letter of credit	3,500	Apr 25, 2015
CIT Aerospace International	LATAM Airlines Group S.A.	Two letter of credit	3,240	Mar 26, 2015
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Six letter of credit	14,834	Dec 4, 2014
GE Capital Aviation Services Limited	Lan Cargo S.A.	Three letter of credit	10,435	Nov 16, 2014
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Oct 13, 2014
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Jul 31, 2014
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2014
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2014
Wells Fargo Bank Northwest, National Association	Lan Cargo S.A.	Two letter of credit	5,060	Jun 30, 2015
Baker & Spice Aviation Limited	Tam Linhas Aéreas S.A.	One letter of credit	19,580	Apr 13, 2015
BOC Aviation (USA) Corporation	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Nov 29, 2014
Cit Aerospace International	Tam Linhas Aéreas S.A.	Three letter of credit	15,976	Oct 25, 2014
DVB Group Merchant Bank (Asia) Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Dec 4, 2014
MASL	Tam Linhas Aéreas S.A.	Three letter of credit	2,124	May 9, 2015
PK Airfinance US, Inc.	Tam Linhas Aéreas S.A.	One letter of credit	1,600	Dec 19, 2014
Royal Bank Of scotland Aerospace	Tam Linhas Aéreas S.A.	One letter of credit	4,796	Jul 9, 2014
SMBC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	Two letter of credit	16,862	Aug 25, 2014
Wells Fargo Bank Northwest, National Association	Tam Linhas Aéreas S.A.	Two letter of credit	6,000	Mar 23, 2015
Wilmington Trust SP Services Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	5,738	Jan 31, 2015

			133,700

(c)          Other commitments

At June 30, 2014 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date

American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2015
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	6,825	Dec 20, 2014
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	11,255	Feb 11, 2015
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Jul 28, 2014
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Sixty five letter of credit	16,692	Jul 29, 2014
Dirección Regional de Aduanas Metropolitana	LATAM Airlines Group S.A.	Two letter of credit	1,000	Dec 31, 2014
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Líneas Aéreas Nacionales del Ecuador S.A.	One letter of credit	5,500	Jun 18, 2015
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letter of credit	1,675	May 31, 2015
S.C.S.A. SCL Terminal Aéreo Santiago	LATAM Airlines Group S.A.	Twenty four letter of credit	1,041	Jul 5, 2014
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Three letter of credit	28,000	Jan 8, 2015
Washington International Insurance	LATAM Airlines Group S.A.	Two letter of credit	2,100	Jul 19, 2014
Westpac Banking Corporation	LATAM Airlines Group S.A.	One letter of credit	1,200	Apr 4, 2015
6ª Vara de Execuções Fiscais Federal de Campo Grande/MS	Tam Linhas Aéreas S.A. (Pantanal)	Two insurance policies guarantee	34,398	Jan 4, 2016
8 Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A. (Pantanal)	One insurance policies guarantee	16,684	Apr 12, 2015
Fundação de Proteção e Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,991	May 16, 2016
Vara da Fazenda Pública da Comarcade São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	3,549	Mar 29, 2016
Vara De Execuções Fiscais Estaduais de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	16,690	Apr 16, 2015
União Federal	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,150	Jul 24, 2015

			192,890

NOTE 35 - TRANSACTIONS WITH RELATED PARTIES

(a)          Transactions with related parties for the period ended June 30, 2014 (Unaudited)

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Explanation of other information about related parties	Nature of related parties transactions	Currency	Transaction amount with related parties
							ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	25

96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor	CLP	124
					Services received	CLP	(333)
					Services received	US$	(379)

78.591.370-1	Bethia S.A y filiales	Other related parties	Chile	Investments	Leases as lessor	CLP	(2)
					Revenue from services provided	CLP	896
					Services received	CLP	(424)

79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided	CLP	20
					Services received	CLP	(76)

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	75

Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Revenue from services provided	ARS	7
					Leases as lessor	US$	(167)

65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Revenue from services provided	CLP	9
					Services received	CLP	(12)

Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Other related parties	Brazil	Transport	Revenue from services provided	BRL	(14)

Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	(176)

(b)           Transactions with related parties for the period ended June 30, 2013

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Explanation of other information about related parties	Nature of related parties transactions	Currency	Transaction amount with related parties ThUS$

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	CLP	3

96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Leases as lessor	CLP	130
					Services received	CLP	(791)
					Services received	US$	(539)

65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and training of women	Revenue from services provided	CLP	11
					Services received	CLP	(11)

78.591.370-1	Bethia S.A. y Filiales	Other related parties	Chile	Investments	Leases as lessor	CLP	(1)
					Revenue from services provided	CLP	1,464
					Services received	CLP	(375)
					Settlement of Property plant and equipment (1)	CLP	14,217

79.773.440-3	Transportes San Felipe S.A.	Other related parties	Chile	Transport	Revenue from services provided	CLP	4
					Services received	CLP	(147)
					Commitments made on behalf of the entity	CLP	38

87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	116

Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Leases as lessor	US$	191

Foreign	Jochmann Paticipacoes Ltda.	Other related parties	Brazil	Transport	Services received	US$	(12)

Foreign	TAM Aviação Executiva e Taxi Aéreo	Other related parties	Brazil	Transport	Revenue from services provided	BRL	236
					Commitments made on behalf of the entity	BRL	(18)

Foreign	Made In Everywhere Repr. Com. Distr.	Other related parties	Brazil	Transport	Services received	BRL	(1)

Foreign	Prismah Fidelidade S.A.	Other related parties	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	(88)

(1)        On December 28, 2012, Inmobiliaria Aeronáutica S.A. as seller and Sotraser S.A. (Subsidiary of Bethia S.A.) as purchaser, entered into an agreement to purchase the land called “Lot No. 12 of parcellation project Lo Echevers”. The value of the sale amounts to ThUS$ 14,217. On December 31, 2013, this balance is paid.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(c)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2014	2013	2014	2013
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Remuneration	10,148	8,615	4,898	3,971
Management fees	448	150	237	74
Non-monetary benefits	614	252	165	120
Short-term benefits	9,345	11,208	3,924	5,600
Share-based payments	8,791	8,894	4,379	8,894

Total	29,346	29,119	13,603	18,659

NOTE 36 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted from the first quarter of 2013 are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period

30%	From December 21, 2014 and until December 21, 2016.
30%	From December 21, 2015 and until December 21, 2016.
40%	From June 21, 2016 and until December 21, 2016.

Number of share options

Share options in agreements of share- based payments, as of January 1, 2013	-
Share options granted	4,497,000

Share options in agreements of share- based payments, as of December 31, 2013	4,497,000

Share options in agreements of share- based payments, as of January 1, 2014	4,497,000
Share options granted	160,000

Share options in agreements of share- based payments, as of June 30, 2014 (Unaudited)	4,657,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to June 2014 corresponds to ThUS$ 8,600 (ThUS$ 8,600 at June 30, 2013).

The input data of option pricing model used for share options granted are as follows:

Weighted average share price	Exercise price	Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 23.55	US$ 24.97	61.52%	3.6 years	0%	0.0055

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its affiliates, in conformity with the stipulations established in Article 24 of the Corporations Law. Regard to this compensation plan, not exist yet a defined date for implementation. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period

100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at June 30, 2014, which amounted to 623,566 shares and 772,506 shares, respectively.

TAM Linhas Aéreas S.A.

Description	1st Grant	2nd Grant	3rd Grant	4th Grant	1st Extraordinary Grant	3nd Extraordinary Grant	4th Extraordinary Grant	Total

Date	12-28-2005	11-30-2006	12-14-2007	05-28-2010	09-27-2007	04-01-2010	04-01-2010

Outstanding option number	-	93,306	203,585	96,675	230,000	-	-	623,566

Multiplus S.A.
Description	1st Grant	2nd Grant	3rd Grant	4th Grant	1st Extraordinary Grant	2nd Extraordinary Grant	3nd Extraordinary Grant	4nd Extraordinary Grant	Total

Date	10-04-2010	11-08-2010	04-16-2012	10-04-2010	10-04-2010	10-04-2010	04-16-2012	11-20-2013

Outstanding option number	7,759	-	143,508	294,694	120,970	-	-	205,575	772,506

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

The acquisition of the share’s rights, in both companies is as follows:

Company	Number of shares Accrued options	Number of shares Non accrued options
TAM Linhas Aéreas S.A.	526,891	96,675
Multiplus S.A.	-	772,506

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A. Not exist value recorded in liabilities at June 30, 2014 and in income ThUS$ 191 (ThUS$ 877 at June 30, 2013).

NOTE 37 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate, centralized in Environmental Management. To monitor the company and minimize their impact on the environment is a commitment to the highest level, where continuous improvement and contribute to the solution of the problem of global climate change, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A., is based on the following objectives:

-	Minimize the impact of its operations by using a modern fleet, efficient operational management and continuous incorporation of new technologies.
-	Promote the efficient use of resources and minimization of waste in all processes.
-	Manage responsibly our carbon footprint by measuring, monitoring and reducing emissions.
-	Promote the development and use of alternative energy more efficient and less environmental impact.

For 2014, we have established four priority areas of work to develop:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;
3.	Development of environmental projects based on renewable energy.
4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during the first half of the year, we have worked in the following initiatives:

-	Advance in the implementation of an Environmental Management System for main operations.
-	Preparation of the environmental chapter for reporting sustainability of the company, to measure progress on environmental issues.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Active participation in the project Renewable Bio Chile.

At June 30, 2014 the Environment Management has spent US$ 121,698 (US$ 129,734 at June 30, 2013). The total amount of the Environmental Division expenses for 2014 is US$ 468,800.

NOTE 38 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent at June 30, 2014 until the date of issuance of these financial statements, there is no knowledge of other financial facts or otherwise, that could significantly affect the balances or interpretation thereof.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at June 30, 2014, have been approved by the Board of Director’s in an extraordinary meeting held on August 12, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM